UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2022
Commission file number 1- 33198

_________________________
ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________
Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2022
INDEX

PART I: FINANCIAL INFORMATION	PAGE
Item 1. Financial Statements (Unaudited)
Unaudited Interim Condensed Consolidated Statements of Financial Position as at June 30, 2022 and December 31, 2021	1
Unaudited Interim Condensed Consolidated Statements of Income (Loss) for the three and six months ended June 30, 2022 and 2021	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) for the three and six months ended June 30, 2022 and 2021	3
Unaudited Interim Condensed Consolidated Statements of Changes In Equity for the six months ended June 30, 2022 and 2021	4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2022 and 2021 and six months ended June 30, 2022 and 2021	5
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	6
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	30
Item 3. Market Risk	47
Item 4. Controls and Procedures	48
PART II: OTHER INFORMATION	50
SIGNATURES	53

ITEM 1 - FINANCIAL STATEMENTS
ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

		As at	As at
		June 30,	December 31,
			2021
		2022	Restated(1)
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	3	185,561	190,942
Cash deposits with third-party restrictions	3	98,205	58,566
Financial assets	4	9,520	5,856
Accounts and other receivable, net		127,305	127,453
Vessels and equipment classified as held for sale	5	52,530	5,800
Inventory		42,472	26,601
Due from related parties	12	773	978
Other assets		30,504	43,668
Total current assets		546,870	459,864
Non-current assets
Financial assets	4	1,049	718
Vessels and equipment	7	2,786,196	2,869,395
Advances on newbuilding contracts	8	—	51,918
Equity-accounted investments		246,628	237,469
Other assets		122,137	138,247
Goodwill		127,113	127,113
Total non-current assets		3,283,123	3,424,860
Total assets		3,829,993	3,884,724
LIABILITIES
Current liabilities
Accounts payable and other	9	194,793	249,297
Other financial liabilities	10	16,136	34,679
Borrowings	11	900,574	407,274
Due to related parties	12	10,424	—
Total current liabilities		1,121,927	691,250
Non-current liabilities
Accounts payable and other	9	45,323	49,253
Other financial liabilities	10	182,596	188,658
Borrowings	11	1,519,966	2,056,753
Due to related parties	12	843,562	797,432
Deferred tax liabilities		700	700
Total non-current liabilities		2,592,147	3,092,796
Total liabilities		3,714,074	3,784,046
EQUITY
Limited partners - Class A common units		(4,550)	(4,539)
Limited partners - Class B common units		(315,009)	(314,153)
Limited partners - preferred units		408,008	392,248
General partner		5,596	5,603
Accumulated other comprehensive income		2,133	2,811
Non-controlling interests in subsidiaries		19,741	18,708
Total equity		115,919	100,678
Total liabilities and equity		3,829,993	3,884,724
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.
(1) See Note 2c ii) for further details.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except per unit data)

		Three Months Ended June 30,		Six Months Ended June 30,
		2022	2021	2022	2021
	Notes	$	$	$	$
Revenues	12,13	296,234	266,935	619,889	539,689
Direct operating costs	14	(171,082)	(169,937)	(330,288)	(331,778)
General and administrative expenses	12	(12,135)	(8,951)	(18,838)	(21,619)
Depreciation and amortization	15	(70,150)	(81,560)	(142,032)	(158,809)
Interest expense	11,12	(59,490)	(49,475)	(115,698)	(97,159)
Interest income		355	21	413	49
Equity-accounted income (loss)		9,826	10,229	32,088	29,613
Impairment expense, net	7	(38,040)	—	(38,040)	—
Gain (loss) on dispositions, net	6	15,700	9,107	15,700	9,107
Realized and unrealized gain (loss) on derivative instruments	10	(3,108)	(1,513)	7,123	12,347
Foreign currency exchange gain (loss)		630	(302)	1,654	23
Other income (expenses), net	17	(8,795)	(1,831)	(19,629)	(1,857)
Income (loss) before income tax (expense) benefit		(40,055)	(27,277)	12,342	(20,394)
Income tax (expense) benefit
Current		66	(1,211)	577	(2,193)
Net income (loss)		(39,989)	(28,488)	12,919	(22,587)
Attributable to:
Limited partners - common units		(46,277)	(33,967)	(867)	(34,269)
General partner		(354)	(260)	(7)	(262)
Limited partners - preferred units		7,880	7,880	15,760	15,760
Non-controlling interests in subsidiaries		(1,238)	(2,141)	(1,967)	(3,816)
		(39,989)	(28,488)	12,919	(22,587)
Basic and diluted earnings (loss) per limited partner common unit(1)		(0.11)	(0.08)	0.00	(0.08)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.
(1) Basic and diluted earnings (loss) per limited partner common unit for the three and six months ended June 30, 2021, has been updated for a typographic misprint previously disclosed in the unaudited interim condensed consolidated statements of income (loss) for the period ended June 30, 2021.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

		Three Months Ended June 30,		Six Months Ended June 30,
		2022	2021	2022	2021
	Notes	$	$	$	$
Net income (loss)		(39,989)	(28,488)	12,919	(22,587)
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income (loss):
To interest expense:
Realized gain on qualifying cash flow hedging instruments	10	(182)	(196)	(361)	(386)
To equity-accounted income (loss):
Realized gain on qualifying cash flow hedging instruments		(158)	(211)	(317)	(407)
Total other comprehensive income (loss)		(340)	(407)	(678)	(793)
Comprehensive income (loss)		(40,329)	(28,895)	12,241	(23,380)
Attributable to:
Limited partners - common units		(46,614)	(34,371)	(1,540)	(35,056)
General partner		(357)	(263)	(12)	(268)
Limited partners - preferred units		7,880	7,880	15,760	15,760
Non-controlling interests in subsidiaries		(1,238)	(2,141)	(1,967)	(3,816)
		(40,329)	(28,895)	12,241	(23,380)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2022	5,217	(4,539)	405,932	(314,153)	15,488	392,248	5,603	2,811	18,708	100,678
Net income (loss)	—	(11)	—	(856)	—	15,760	(7)	—	(1,967)	12,919
Other comprehensive income (loss)	—	—	—	—	—	—	—	(678)	—	(678)
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	3,000	3,000
Balance as at June 30, 2022	5,217	(4,550)	405,932	(315,009)	15,488	408,008	5,596	2,133	19,741	115,919

	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2021	5,217	(2,505)	405,932	(157,897)	15,489	376,512	6,828	4,071	17,890	244,899
Net income (loss)	—	(435)	—	(33,833)	—	15,760	(262)	—	(3,817)	(22,587)
Other comprehensive income (loss)	—	—	—	—	—	—	—	(793)	—	(793)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	—	—	(5,326)	—	—	—	(5,326)
Preferred units - Series B ($0.5313 per unit)	—	—	—	—	—	(5,216)	—	—	—	(5,216)
Preferred units - Series E ($0.5547 per unit)	—	—	—	—	—	(5,218)	—	—	—	(5,218)
Other distributions	—	—	—	—	—	—	—	—	(1,750)	(1,750)
Contribution of capital from Brookfield	—	—	—	1,928	—	—	—	—	—	1,928
Repurchase of preferred units	—	—	—	—	(1)	(24)	—	—	—	(24)
Balance as at June 30, 2021	5,217	(2,940)	405,932	(189,802)	15,488	376,488	6,566	3,278	12,323	205,913
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

		Three Months Ended March 31,		Six Months Ended June 30,
		2022	2021		2021
		Restated(2)	Restated(2)	2022	Restated(2)
	Notes	$	$	$	$

Operating Activities
Net income (loss)		52,908	5,901	12,919	(22,587)
Adjusted for the following items:
Depreciation and amortization	7	71,882	77,249	142,032	158,809
Equity-accounted (income) loss, net of distributions received of $24.9 million (2021 - $24.0 million)		(5,441)	(990)	(7,171)	(5,639)
Impairment expense, net	7	—	—	38,040	—
(Gain) loss on dispositions, net	6	—	—	(15,700)	(9,107)
Unrealized (gain) loss on derivative instruments	10	(25,373)	(162,257)	(21,375)	(163,207)
Provisions and other items	9	(645)	(193)	(3,786)	188
Other non-cash items		15,821	12,086	34,173	22,985
Changes in non-cash working capital, net		(50,324)	39,239	(20,923)	79,464
Net operating cash flow		58,828	(28,965)	158,209	60,906
Financing Activities
Proceeds from borrowings	11	63,195	75,000	63,195	75,000
Repayments of borrowings	11	(75,140)	(99,367)	(112,595)	(195,767)
Financing costs related to borrowings		—	(750)	—	(884)
Proceeds from borrowings related to sale and leaseback of vessels	8,10	—	71,400	—	71,400
Repayments of borrowings related to sale and leaseback of vessels	8,10	(2,818)	(2,881)	(5,636)	(5,700)
Financing costs related to borrowings from sale and leaseback of vessels	9	—	—	—	(584)
Proceeds from borrowings from related parties	12	32,000	75,000	32,000	130,000
Prepayment of borrowings from related parties	12	—	—	(22,000)	(30,000)
Lease liability repayments		(3,341)	(3,392)	(9,108)	(6,961)
Capital contribution by non-controlling interests		3,000	—	3,000	—
Distributions to limited partners and preferred unitholders	16	—	(7,880)	—	(15,760)
Distributions to non-controlling interests		—	(1,750)	—	(1,750)
Repurchase of preferred units		—	(24)	—	(24)
Net financing cash flow		16,896	105,356	(51,144)	18,970
Investing Activities
Additions
Vessels and equipment	7,8	(75,387)	(156,317)	(87,046)	(168,979)
Equity-accounted investments		(1,153)	(1,172)	(2,305)	(2,336)
Dispositions
Vessels and equipment	6	—	—	21,500	28,835
Changes in restricted cash	3,4	697	71,826	(3,813)	77,445
Net investing cash flow		(75,843)	(85,663)	(71,664)	(65,035)
Total Cash and cash equivalents (1)
Change during the period		(119)	(9,272)	35,401	14,841
Impact of foreign exchange on cash		828	240	(1,143)	369
Balance, beginning of the period		249,508	284,486	249,508	284,486
Balance, end of the period		250,217	275,454	283,766	299,696
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.
(1) Total Cash and cash equivalents includes Cash and cash equivalents and Cash deposits with third-party restrictions.
(2) See Note 2c ii) for further details.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1.Nature and Description of the Partnership

Altera Infrastructure L.P. and its wholly-owned or controlled subsidiaries (collectively, the Partnership) is an international infrastructure services provider to the offshore oil and gas industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. The Partnership was formed as a limited partnership established under the laws of the Republic of the Marshall Islands in August 2006 and the Partnership's affairs are governed by the Marshall Islands Limited Partnership Act and its limited partnership agreement as amended. The Partnership is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or with its affiliates, Brookfield), while Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A), an entity incorporated in Ontario, Canada, is the ultimate parent of the Partnership.

The Partnership’s Preferred Units (as defined below) were listed through June 30, 2022 on the New York Stock Exchange under the ticker symbols “ALIN PR A”, “ALIN PR B” and “ALIN PR E” respectively. On August 15, 2022, the Partnership received a letter from the New York Stock Exchange (the NYSE) notifying the Partnership that as a result of the Chapter 11 Cases and in accordance with section 802.01D of the NYSE’s Listed Company Manual, the NYSE has determined that the Partnership’s Preferred Units would be delisted from the NYSE, and trading in the Preferred Units was suspended as of August 15, 2022. See Note 18 for additional information.

The registered head office of the Partnership is Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom.

2.Significant Accounting Policies

a.Basis of presentation

These unaudited interim condensed consolidated financial statements of the Partnership have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (or IAS 34), as issued by the International Accounting Standards Board (or IASB). These interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Partnership’s annual consolidated financial statements as at and for the year ended December 31, 2021, which are included in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2021. The unaudited interim condensed consolidated financial statements have been prepared under the assumption that the Partnership operates on a going concern basis and have been presented in U.S. dollars rounded to the nearest thousand unless otherwise indicated.

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Partnership’s annual consolidated financial statements as at and for the year ended December 31, 2021, except for the adoption of new standards and amendments in the Partnership's accounting policies effective as of January 1, 2022, and changes in the Partnership's accounting policies implemented in 2022 as described below in Note 2c. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2021.

These unaudited interim condensed consolidated financial statements were approved by management and authorized for issue on August 31, 2022.

b.Going concern

As at June 30, 2022, the Partnership had a working capital deficit of $575.1 million. The Partnership's working capital deficit increased from $231.4 million as at December 31, 2021, primarily due to a $493.3 million increase in scheduled maturities and repayments of outstanding borrowings during the 12 months ending June 30, 2023. These amounts were classified as current as at June 30, 2022, and partially offset by a $54.5 million decrease in Accounts payable and other, a $46.7 million increase in Vessels and equipment classified as held for sale and a $39.6 million increase in Cash deposits with third-party restrictions.

During 2021, the Partnership implemented various measures to improve its debt maturity profile and enhance its liquidity and financial flexibility, including but not limited to: (i) exchanging $769.3 million of Brookfield debt with maturities in the period from 2022 to 2024 into secured debt with interest paid in-kind and a 2026 maturity; (ii) discontinuing distributions on the Series A, Series B, and Series E Preferred Units; (iii) issuing $180.0 million of new 2025 bonds in the shuttle tanker segment; and (iv) refinancing the Petrojarl I FPSO unit. See Notes 11, 12 and 16 for additional information.

In addition to the successfully completed initiatives during 2021, the Partnership continued evaluating additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants through June 30, 2022. These requirements included, but were not limited to, maintaining minimum liquidity in an amount equal to the greater of $75 million and 5% of total debt. The Partnership's wholly-owned subsidiary, Altera Shuttle Tankers L.L.C., must also maintain minimum liquidity in an amount equal to the greater of $35 million and 5% of total debt and a net debt to total capitalization ratio of no greater than 75%.

Through the period ended June 30, 2022, Altera Infrastructure L.P. and certain of the other Altera Chapter 11 Parties engaged with certain of their respective asset level secured lenders within the FPSO, FSO, Towage and UMS segments to better align the terms of such debt with expected cash-flows from the applicable segment and with Brookfield as secured lender to address its secured debt, and engaged with the unsecured corporate level lenders to address the unsecured debt of Altera Infrastructure L.P. As part of this engagement, Altera Infrastructure L.P. and certain of its subsidiaries entered into extension agreements with certain of their respective lenders to defer certain

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
required payments until August 12, 2022. Furthermore, in July 2022, the Partnership opted not to make the interest payment due on July 15, 2022 for the 8.50% Senior Notes due 2023 (the 8.50% Senior Notes) with a principal amount outstanding of $275.7 million, and elected to enter into a 30-day grace period for this interest payment, which ended on August 15, 2022.

The Partnership reclassified $262.8 million of borrowings to current liabilities as of June 30, 2022 due to requirements in certain of its agreements with certain non-Shuttle Tanker asset lenders that entered into extension agreements as described in the preceding paragraph. Per IAS 1.69 d) the Partnership would not have the unconditional right to defer those loan payments for a 12-month period and therefore the associated debt must be classified to current borrowings. These borrowings are secured by 6 vessels with a carrying value of $708.0 million. As of the date of these financial statements there was no communication from these lenders claiming any default or breach.

As described in more detail in Note 18, on August 12, 2022 (the Petition Date), Altera Infrastructure L.P. and certain of its affiliates and direct and indirect subsidiaries (the Altera Chapter 11 Parties), excluding all entities in the Shuttle Tanker segment, all of our joint ventures and certain other subsidiaries, filed prearranged voluntary petitions to commence proceedings (the Chapter 11 Cases) under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Southern District of Texas (the Bankruptcy Court). The Altera Chapter 11 Parties continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. On August 13, 2022, to ensure the Altera Chapter 11 Parties’ ability to continue operating in the ordinary course of business and minimize the effect of the Restructuring (as defined below) on the Altera Chapter 11 Parties’ customers and employees, the Altera Chapter 11 Parties filed with the Bankruptcy Court a number of motions seeking a variety of “first-day” relief. On August 15, 2022, the Bankruptcy Court granted final or interim relief, as applicable, including, among other things (i) final relief for the authority to pay employee wages and benefits, taxes and insurance and to honor and incur obligations and enter into new customer contracts; and (ii) interim relief to operate the Altera Chapter 11 Parties' existing cash management system and to continue to perform intercompany transactions. In addition, on August 16, 2022, the Bankruptcy Court approved the proposed debtor-in-possession financing on an interim basis, and shortly thereafter, the Altera Chapter 11 Parties obtained the $25 million interim draw thereunder to facilitate a smooth transition into Chapter 11 and to continue ordinary course operations.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business as they become due. However, the foregoing matters related to the Partnership’s liquidity and debt maturity profile, including the Altera Chapter 11 Parties’ Chapter 11 Cases, raise significant doubt about the Partnership’s ability to continue as a going concern. Financial information in this Form 6-K does not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Partnership was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

The Partnership’s ability to continue as a going concern for the one-year period to June 30, 2023 is contingent upon, among other things, its ability to, subject to the Bankruptcy Court’s approval to implement the transactions contemplated by the Restructuring Support Agreement (as defined below), successfully emerge from the Chapter 11 Cases and generate sufficient liquidity from the Restructuring (as defined below) to meet its obligations and operating needs. As a result of risks and uncertainties related to (i) the Partnership’s ability to obtain requisite support for its Restructuring from various stakeholders, and (ii) the effects of disruption from the Chapter 11 Cases making it more difficult to maintain business, financing and operational relationships, the Partnership has concluded that management’s plans do not alleviate significant doubt regarding the Partnership’s ability to continue as a going concern.

c.New standards, interpretations, amendments and policies adopted by the Partnership

The Partnership has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. See Notes 2c ii) and 2c iii) below for the new standards, interpretations, amendments and policies the Partnership has implemented during the six months ended June 30, 2022.

i.Estimation uncertainty

COVID-19

The Partnership has not identified any new significant developments related to the COVID-19 pandemic which would impact key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether any additional indicators of impairment were present for the three and six months ended June 30, 2022. The Partnership will continue to monitor the COVID-19 situation and review its critical estimates and judgements as circumstances evolve.

Climate Change

The Partnership could be affected by an accelerated energy transition driven by climate change. The Partnership's strategy, capital allocation and selection of projects are guided by the vision to lead the industry to a sustainable future, and climate-related risks are key drivers for this transition. The actual effect of these risks on the Partnership's compliance costs, capital expenditures, cash flow from operations and other assumptions are inherently uncertain and may differ from estimated amounts. The Partnership did not experience any direct impact from an accelerated energy transition driven by climate change on its financial results as at June 30, 2022. The risks will, however, remain key considerations for impairment testing, estimation of remaining useful lives of assets in the Partnership's fleet and provisions for future periods.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The Invasion of Ukraine by Russia

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, and other countries have announced sanctions against Russia. While it is difficult to anticipate the potential for any indirect impact the sanctions announced to date may have on the Partnership's business and the Partnership, any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, including restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand, which could have a material adverse impact on the Partnership's business, results of operations and financial condition. The Partnership has no operations or contracts with counterparties in Ukraine, Belarus or Russia and did not experience any material impact from the invasion on its financial results as at June 30, 2022. The Partnership intends to continue to monitor the situation and review its critical estimates and judgments as circumstances evolve.

ii. Cash deposits with third-party restrictions

The Partnership has performed an assessment of its restricted cash balances taking into consideration the International Financial Reporting Interpretations Committee (or IFRIC) March 2022 update "Demand Deposits with Restrictions on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)—Agenda Paper 3" and has determined the need to reclassify portions of Financial assets to Cash and cash equivalents.

The Partnership has contractual obligations with third parties to keep specified amounts of cash in separate demand deposits and to use the cash only for specified purposes. If the Partnership were to use the amounts held in the demand deposit for purposes other than those agreed with the third party, the Partnership would be in breach of its covenants. The Partnership has historically classified these arrangements as restricted cash within Financial assets. After consideration of the IFRIC interpretation, the Partnership has determined that the balances related to the arrangements discussed above meet the definition of cash under IAS 7 and should be classified as such within the statements of financial position and statements of cash flows. The Partnership has reflected this change retrospectively by restating its comparative unaudited interim consolidated statement of financial position and comparative unaudited interim condensed consolidated statements of cash flows. Cash deposits with third-party restrictions is disclosed as a separate line item in the unaudited interim condensed consolidated statement of financial position and is considered a component of cash in the unaudited interim condensed consolidated statement of cash flows.

The following table provides a reconciliation of the resulting reclassifications related to the change in accounting policy discussed above to the Partnership's unaudited interim condensed consolidated statements of financial position:

	As at		As at
	December 31, 2021		December 31, 2021
	As Previously Reported	Reclassifications	Restated(1)
	$	$	$
Cash deposits with third-party restrictions	—	58,566	58,566
Financial assets	19,400	(13,544)	5,856
Total current assets	19,400	45,022	64,422
Financial assets	45,740	(45,022)	718
Total non-current assets	45,740	(45,022)	718
	65,140	—	65,140

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The following tables provide a reconciliation of the resulting reclassifications related to the change in accounting policy discussed above to the Partnership's unaudited interim condensed consolidated statements of cash flows:

	Three months ended March 31,		Three months ended March 31,
	2022		2022
	As Previously Reported	Reclassifications	Restated
	$	$	$
Investing Activities
Additions
Vessels and equipment	(75,387)	—	(75,387)
Equity-accounted investments	(1,153)	—	(1,153)
Changes in restricted cash	(19,649)	20,346	697
Net investing cash flow	(96,189)	20,346	(75,843)
Total Cash and cash equivalents (1)
Change during the period	(20,465)	20,346	(119)
Impact of foreign exchange on cash	828	—	828
Balance, beginning of the period	190,942	58,566	249,508
Balance, end of the period	171,305	78,912	250,217

	Three months ended March 31,		Three months ended March 31,
	2021		2021
	As Previously Reported	Reclassifications	Restated
	$	$	$
Investing Activities
Additions
Vessels and equipment	(156,317)	—	(156,317)
Equity-accounted investments	(1,172)	—	(1,172)
Changes in restricted cash	42,202	29,624	71,826
Net investing cash flow	(115,287)	29,624	(85,663)
Total Cash and cash equivalents (1)
Change during the period	(38,896)	29,624	(9,272)
Impact of foreign exchange on cash	240	—	240
Balance, beginning of the period	235,734	48,752	284,486
Balance, end of the period	197,078	78,376	275,454

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Six months ended June 30,		Six months ended June 30,
	2021		2021
	As Previously Reported	Reclassifications	Restated
	$	$	$
Investing Activities
Additions
Vessels and equipment	(168,979)	—	(168,979)
Equity-accounted investments	(2,336)	—	(2,336)
Dispositions
Vessels and equipment	28,835	—	28,835
Changes in restricted cash	67,633	9,812	77,445
Net investing cash flow	(74,847)	9,812	(65,035)
Total Cash and cash equivalents (1)
Change during the period	5,029	9,812	14,841
Impact of foreign exchange on cash	369	—	369
Balance, beginning of the period	235,734	48,752	284,486
Balance, end of the period	241,132	58,564	299,696
(1)Total Cash and cash equivalents includes Cash and cash equivalents and Cash deposits with third-party restrictions.

iii. Other income (expenses), net

The Partnership has performed an assessment of the nature, function and materiality of certain liability management costs incurred during the three and six months ended June 30, 2022, which were previously disclosed as General and administrative expenses during the three months ended March 31, 2022. The Partnership has concluded that these costs are not indicative of the ongoing operations of the Partnership and, therefore, $9.8 million of General administrative costs recorded during the three months ended March 31, 2022 should be reclassified to Other income (expenses), net to enhance the understanding of the Partnership's financial performance. The Partnership has presented the liability management costs within Financial restructuring costs, a subtotal of Other income (expenses), net, in Note 17 of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

3.Fair Value of Financial Instruments

The following tables provide the details of the Partnership's financial instruments and their associated classifications as at June 30, 2022 and December 31, 2021:

	June 30, 2022			December 31, 2021
Measurement Basis	FVTPL $	Amortized cost $	Total $	FVTPL $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	—	185,561	185,561	—	190,942	190,942
Cash deposits with third-party restrictions	—	98,205	98,205	—	58,566	58,566
Financial assets (current and non-current)	507	10,062	10,569	325	6,249	6,574
Accounts and other receivable, net (1)	—	117,494	117,494	—	120,940	120,940
Due from related parties	—	773	773	—	978	978
Other assets (current and non-current) (2)	—	48,671	48,671	—	53,158	53,158
Total	507	460,766	461,273	325	430,833	431,158
Financial liabilities
Accounts payable and other (3)	—	59,671	59,671	—	62,414	62,414
Other financial liabilities (current and non- current) (4)	3,039	195,693	198,732	24,229	199,108	223,337
Due to related parties (current and non-current)	—	853,986	853,986	—	797,432	797,432
Borrowings (current and non-current)	—	2,420,540	2,420,540	—	2,464,027	2,464,027
Total	3,039	3,529,890	3,532,929	24,229	3,522,981	3,547,210

(1)Excludes sales tax receivable of $9.8 million as at June 30, 2022 (December 31, 2021 - $6.5 million).
(2)Includes investments in finance leases.
(3)Includes accounts payable and lease liabilities. Refer to Note 9 below.
(4)Includes derivative instruments, obligations relating to leases and other financial liabilities. Refer to Note 10 below.

Included in Cash and cash equivalents as at June 30, 2022 was $185.6 million of cash (December 31, 2021 - $190.9 million) and $nil of cash equivalents (December 31, 2021 - $nil). Included in Cash deposits with third-party restrictions as at June 30, 2022 was $98.2 million of cash (December 31, 2021 - $58.6 million) for loan facility repayments restricted by third party arrangements, subject to loan default in the event of a covenant breach. See Note 2c ii) for further details.

The fair value of all financial assets and liabilities as at June 30, 2022 approximated their carrying values, with the exception of the borrowings, where fair value which was determined using Level 1 and Level 2 inputs and resulted in a fair value of $2,171 million (December 31, 2021: $2,362 million) compared to a carrying value of $2,421 million (December 31, 2021: $2,464 million). The fair value of the Partnership’s borrowings is either based on quoted market prices or estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Fair value hierarchical levels - financial instruments

For assets and liabilities that are recognized at fair value on a recurring basis, the Partnership determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between levels during the three and six months ended June 30, 2022, nor during the year ended December 31, 2021. Additionally, there were no changes in the Partnership’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the three and six months ended June 30, 2022. The following table provides the fair value measurement hierarchy of the Partnership's financial assets and liabilities measured at fair value through profit or loss on a recurring basis as at June 30, 2022 and December 31, 2021:

	June 30, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Derivative instruments	—	507	—	—	325	—
Total	—	507	—	—	325	—
Financial liabilities
Derivative instruments	—	3,039	—	—	24,229	—
Total	—	3,039	—	—	24,229	—

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

4.Financial Asset

	June 30, 2022	December 31, 2021
	$	$
Current
Restricted cash (1)	9,423	5,531
Derivative instruments (2)	97	325
Total current	9,520	5,856
Non-current
Restricted cash (1)	639	718
Derivative instruments (2)	410	—
Total non-current	1,049	718
(1)Restricted cash as at June 30, 2022 includes funds for withholding taxes, office lease prepayments, a guarantee for certain operating expenses and funds to settle a legal claim (December 31, 2021 - funds for withholding taxes and office lease prepayments).
(2)See Note 10 for additional information.

5.Vessels and Equipment Classified as Held for Sale

		June 30, 2022	December 31, 2021
Vessel	Segment	$	$
Petrojarl Varg (1)	FPSO Segment	—	5,800
Falcon Spirit	FSO Segment	7,000	—
Navion Gothenburg	Shuttle Tanker Segment	24,692	—
Petronordic	Shuttle Tanker Segment	6,742	—
ALP Ace	Towage Segment	7,048	—
ALP Ippon	Towage Segment	7,048	—
		52,530	5,800
(1)Classification as a result of the highly probable sale of the vessel, which was completed during the second quarter of 2022.

The fair value of vessels and equipment classified as held for sale measured on a non-recurring basis was $52.5 million and $5.8 million as at June 30, 2022 and December 31, 2021, respectively.

6. Gain (Loss) on Dispositions, Net

Period	Vessel	Segment	Net Proceeds	Gain (Loss) on Dispositions, Net
Q2-22	Petrojarl Varg	FPSO Segment	21,500	15,700
Gain (loss) on dispositions, net for the three and six months ended June 30, 2022				15,700

Q2-21	Dampier Spirit	FSO Segment	3,970	3,970
Q2-21	Navion Oceania	Shuttle Tanker Segment	10,618	2,576
Q2-21	Navion Oslo	Shuttle Tanker Segment	3,160	(29)
Q2-21	Stena Natalita	Shuttle Tanker Segment	8,198	(299)
Q2-21 (1)	Apollo Spirit	FSO Segment	2,889	2,889
Gain (loss) on dispositions, net for the three and six months ended June 30, 2021				9,107
(1)The Apollo Spirit FSO was sold in December 2020 and a gain on sale of $5.4 million was recorded as at December 31, 2020. An additional gain of $2.9 million was recorded in June 2021 after the official recycling of the vessel was completed based on the recycling rate set forth in the Partnership's contract with the buyer.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

7.Vessels and Equipment

	June 30, 2022	December 31, 2021
	$	$
Gross carrying amount:
Opening balance at beginning of year	4,074,960	4,025,498
Additions (1)	17,114	30,185
Dispositions (2)	—	(85,424)
Transferred from advances on newbuilding contracts	123,669	253,301
Vessels and equipment reclassified as held for sale (3)	(147,585)	(148,600)
Closing balance at end of period	4,068,158	4,074,960
Accumulated Depreciation and Impairment:
Opening balance at beginning of year	(1,205,565)	(996,083)
Depreciation and amortization (4)	(132,572)	(296,380)
Impairment expense, net (5)	(38,040)	(108,092)
Dispositions (2)	—	60,518
Transferred to other assets	(840)	—
Vessels and equipment reclassified as held for sale (3)	95,055	134,472
Closing balance at end of period	(1,281,962)	(1,205,565)
Net book value	2,786,196	2,869,395
(1)Additions by segment for the six months ended June 30, 2022 are as follows: FPSO $6.7 million, Shuttle Tanker $5.6 million, FSO $nil, UMS $2.3 million, and Towage $2.6 million (December 31, 2021 - FPSO $nil, Shuttle Tanker $24.8 million, FSO $nil, UMS $0.9 million and Towage $4.5 million). Additions include drydocks and overhauls, which are only included in the Partnership's Shuttle Tanker and Towage segments, and capital modifications.
(2)Includes the sale of vessels and the disposal upon the replacement of certain components of vessels and equipment.
(3)See Note 5 for additional information.
(4)Excludes depreciation and amortization on the Partnership's right-of-use assets, office equipment and software.
(5)Excludes impairment expense on vessels and equipment classified as held for sale during the six months ended June 30, 2022 and year ended December 31, 2021.

Impairment expense, net
Period	Vessel	Segment	Event	Fair Value Hierarchical Level	Valuation Techniques and Key Inputs	Impairment Expense $
Q2 2022	Petrojarl I	FPSO	Change in expected earnings of the vessel	Level 3	Value in use using a discounted cash flow valuation	13,212
Q2 2022	Petrojarl Knarr	FPSO	Change in expected earnings of the vessel	Level 3	Value in use using a discounted cash flow valuation	18,703
Q2 2022 (1)	Petronordic	Shuttle Tanker	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	4,960
Q2 2022 (1)	ALP Ace	Towage	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	838
Q2 2022 (1)	ALP Ippon	Towage	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	327
Impairment expense, net for the three and six months ended June 30, 2022						38,040
(1) Vessels and equipment were classified as held for sale as at June 30, 2022.
(2) For the three and six months ended June 30, 2021, impairment expense, net was $nil and $nil, respectively.

The fair value of vessels and equipment, classified as such, measured on a non-recurring basis was $525.3 million and $38.9 million as at June 30, 2022 and December 31, 2021, respectively.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The following table summarizes the significant unobservable inputs used in the Level 3 fair value measurements for the discounted cash flow valuations used for the Partnership's vessels and equipment:

Period	Vessel	Segment	Period of Projected Cash Flows (years)	Growth Rate(1) (%)	Discount Rate (%)
Q2 2022	Petrojarl I	FPSO	1.9 - 2.9	2.50 - 3.00	8.51
Q2 2022	Petrojarl Knarr	FPSO	13.3 - 29.2	2.50 - 3.00	8.51
(1)The growth rates indicated in the table above are the implicit rates used in the discounted cash flow valuations, however, cash flows have been adjusted for contractual revenues and expected offhire due to repairs and maintenance.

8.Advances on Newbuilding Contracts

	June 30, 2022	December 31, 2021
	$	$
Opening balance at beginning of year	51,918	127,335
Additions	67,160	176,964
Capitalized borrowing costs	4,591	920
Transferred to vessels and equipment	(123,669)	(253,301)
Closing balance at end of period	—	51,918

As at June 30, 2022, the Partnership has no commitments relating to newbuilding contracts, as the seventh and final shuttle tanker in its newbuilding program, the Altera Thule, was delivered in March 2022 with total gross payments made towards this vessel for an aggregate purchase price of $123.7 million. The Partnership secured $105.4 million of borrowings relating to this shuttle tanker newbuilding, which was fully drawn as at June 30, 2022 (see Note 11 for additional information).

9.Accounts Payable and Other

	June 30, 2022	December 31, 2021
	$	$
Current
Accounts payable	43,318	36,954
Accrued liabilities	104,712	132,797
Provisions (1)	5,566	9,598
Deferred revenues	33,808	55,617
Lease liabilities	7,389	14,331
Total current	194,793	249,297
Non-current
Deferred revenues	122	358
Lease liabilities	8,964	11,129
Provisions (1)	3,650	3,404
Decommissioning liability (2)	31,538	33,309
Other	1,049	1,053
Total non-current	45,323	49,253
(1)See below for additional information.
(2)Decommissioning liability relates to the Partnership’s requirement to remove the sub-sea mooring and riser system associated with the Randgrid FSO unit and restore the environment surrounding the facility. The liability represents the estimated cost to remove this equipment and restore the environment and takes into account the estimated timing of the cost to be incurred in future periods. There were no changes in the Partnership's valuation process, valuation techniques, and types of inputs used to determine the liability as at June 30, 2022.

Provisions

	June 30, 2022	December 31, 2021
	$	$
Opening balance at beginning of year	13,002	67,701
Additional provisions recognized	702	152
Reduction arising from payments / derecognition	(4,488)	(54,851)
Closing balance at end of period	9,216	13,002

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

10.Other Financial Liabilities

	June 30, 2022	December 31, 2021
	$	$
Current
Derivative instruments	3,039	23,688
Obligations relating to leases	11,011	10,991
Other	2,086	—
Total current	16,136	34,679
Non-current
Derivative instruments	—	541
Obligations relating to leases	182,596	188,117
Total non-current	182,596	188,658

As at June 30, 2022, the undiscounted contractual maturities of the Partnership's obligations relating to the leases under the sale and leaseback transactions were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Obligations related to leases	196.0	11.3	11.3	11.3	11.3	11.3	139.5

The liability for the leases accrues interest at a variable rate of LIBOR plus a margin of 2.85%. As at June 30, 2022, the Partnership was in compliance with all covenant requirements of its leases.

Derivative Financial Instruments

The Partnership’s activities expose it to a variety of financial risks, including liquidity risk, interest rate risk, foreign currency risk and credit risk. The Partnership selectively uses derivative financial instruments principally to manage certain of these risks.

The aggregate amount of the Partnership's derivative financial instrument positions is as follows:

	June 30, 2022		December 31, 2021
	Financial Asset	Financial Liability	Financial Asset	Financial Liability
	$	$	$	$
Interest rate swaps	507	—	—	23,470
Foreign currency forward contracts	—	3,039	325	759
Total	507	3,039	325	24,229
Total current	97	3,039	325	23,688
Total non-current	410	—	—	541

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Partnership is exposed to the impact of interest rate changes, primarily through its floating-rate borrowings that require it to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and the Partnership's ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the Partnership's floating-rate debt.

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, any of its interest rate swaps as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.

In June 2022, the Partnership terminated three of its interest rate swaps, which as at March 31, 2022, had a notional amount of $285.3 million and a total fair value asset of $1.6 million.

In March 2021, the Partnership terminated one of its interest rate swaps, which as at December 31, 2020, had a notional value of $90.4 million and a fair value liability of $37.1 million.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

In February 2021, the Partnership terminated two and amended two of its interest rate swap agreements, which as at December 31, 2020, had a total notional amount of $600.3 million and a total fair value liability of $147.5 million. These interest rate swaps included early termination provisions, which if exercised, would have terminated these interest rate swaps in February 2021. Following the terminations and amendments, the total notional amount relating to the two remaining interest rate swap agreements was reduced to $132.0 million in April 2021. These agreements included mandatory termination provisions which terminated these two interest rate swaps in February 2022. As at December 31, 2021, these two interest rate swaps had a total notional amount of $130.9 million and a total fair value liability of $17.0 million.

As at June 30, 2022, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability)(1) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (2)
U.S. Dollar-denominated interest rate swaps (3)(4)	LIBOR	100,000	39	0.25	2.1%
U.S. Dollar-denominated interest rate swaps (5)	LIBOR	23,570	469	5.82	2.4%
		123,570	508
(1)Excludes accrued interest of $0.1 million.
(2)Excludes the margins the Partnership pays on its variable-rate debt, which as at June 30, 2022, ranged between 1.10% and 6.50%.
(3)Notional amount remains constant over the term of the swap, unless the swap is partially terminated.
(4)Includes one interest rate swap, which as at June 30, 2022, had a total current notional amount of $100.0 million and a total fair value liability of $nil. The interest rate swap is due to terminate in the third quarter of 2022.
(5)Principal amount reduces quarterly or semi-annually.

Total realized and unrealized gain (loss) on the Partnership's derivative financial instruments that are not designated, for accounting purposes, as hedges are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the unaudited interim condensed consolidated statements of income (loss) for the three and six months ended June 30, 2022 and 2021 as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	1,798	(4,935)	(13,024)	(156,870)
Foreign currency forward contracts	(908)	2,472	(1,228)	6,010
	890	(2,463)	(14,252)	(150,860)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	(732)	3,308	23,978	168,876
Foreign currency forward contracts	(3,266)	(2,358)	(2,603)	(5,669)
	(3,998)	950	21,375	163,207
Total realized and unrealized gain (loss) on derivative instruments	(3,108)	(1,513)	7,123	12,347

The following table presents the notional amounts underlying the Partnership's derivative financial instruments by term to maturity as at June 30, 2022:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Fair value through profit or loss
Interest rate swaps	123.3	103.8	3.8	3.8	3.8	3.8	4.3
Foreign currency forward contracts	54.2	54.2	—	—	—	—	—
Total	177.5	158.0	3.8	3.8	3.8	3.8	4.3

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
11.Borrowings

			Weighted average term		Weighted average rate
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	$	$	(years)	(years)	(%)	(%)
Revolving Credit Facilities	275,826	308,887	1.90	2.34	4.05	2.70
Term Loans	1,281,091	1,282,848	3.75	4.77	3.66	2.71
Public Bonds	725,194	725,072	1.90	2.40	8.35	8.10
Non-Public Bonds	164,880	179,462	3.60	4.14	6.16	6.18
Total	2,446,991	2,496,269	2.98	3.74	5.26	4.52
Less: deferred financing costs and other	(26,451)	(32,242)
Total borrowings	2,420,540	2,464,027
Less current portion	(900,574)	(407,274)
Long-term portion	1,519,966	2,056,753

Revolving Credit Facilities

As at June 30, 2022, the Partnership had one revolving credit facility (December 31, 2021 - two), which, as at such date, provided for total borrowings of up to $275.8 million (December 31, 2021 - $308.9 million), and was fully drawn (December 31, 2021 - fully drawn).

Term Loans

As at June 30, 2022, the Partnership had term loans which totaled $1.3 billion (December 31, 2021 - $1.3 billion). The term loans reduce over time with monthly, quarterly or semi-annual payments and have varying maturities through 2034. As at June 30, 2022, the Partnership, a subsidiary of the Partnership or the other owner in the Partnership's 50%-owned subsidiaries had guaranteed all of these term loans.

In February 2022, the Partnership amended an existing term loan relating to the financing of the Arendal Spirit UMS unit. As at December 31, 2021, this term loan had an outstanding balance of $25.7 million and matured in February 2022. Following the amendment, this term loan had an outstanding balance of $8.5 million and matures in February 2023. The interest payments on the amended facility are based on SOFR plus a margin of 2.0% per annum.

Public and Non-Public Bonds

As at June 30, 2022, the Partnership had public bonds outstanding which totaled $725.2 million (December 31, 2021 - $725.1 million) and non-public bonds outstanding which totaled $164.9 million (December 31, 2021 - $179.5 million). The public bonds have varying maturities through 2025 and the non-public bonds reduce over time with semi-annual payments and varying maturities through 2027.

As at June 30, 2022, the contractual maturities of the Partnership's borrowings were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Borrowings:
Secured debt - scheduled repayments	1,011.1	580.9	87.6	63.2	60.3	52.6	166.5
Secured debt - repayments on maturity	710.7	257.6	255.5	—	98.9	98.7	—
Public bond repayments	725.2	69.5	275.7	200.0	180.0	—	—
Total borrowings	2,447.0	908.0	618.8	263.2	339.2	151.3	166.5

See Notes 2b) and 12 for information regarding the Partnership's and other Altera Chapter 11 Parties’ borrowings due to related parties.

Through the period ended June 30, 2022, Altera Infrastructure L.P. and certain of the other Altera Chapter 11 Parties engaged with certain of their respective asset level secured lenders within the FPSO, FSO, Towage, and UMS segments to better align the terms of such debt with expected cash-flows from the applicable segment and with Brookfield as secured lender to address its secured debt, and engaged with the unsecured corporate level lenders to address the unsecured debt of Altera Infrastructure L.P. As part of this engagement, Altera Infrastructure L.P. and certain of its subsidiaries entered into extension agreements with certain of their respective lenders to defer certain required payments until August 12, 2022. Furthermore, in July 2022, the Partnership opted not to make the interest payment due on July 15, 2022 for the 8.50% Senior Notes with a principal amount outstanding of $275.7 million, and elected to enter into a 30-day grace period for this interest payment, which ended on August 15, 2022. See Note 18 for additional information.

The Partnership reclassified $262.8 million of borrowings to current liabilities as of June 30, 2022 due to requirements in certain of its agreements with certain non-Shuttle Tanker asset lenders that entered into extension agreements as described in the preceding paragraph. Per IAS 1.69 d) the Partnership would not have the unconditional right to defer those loan payments for a 12-month period and

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
therefore the associated debt must be classified to current borrowings. These borrowings are secured by 6 vessels with a carrying value of $708.0 million. As of the date of these financial statements there was no communication from these lenders claiming any default or breach. Except as described, the Partnership was in compliance with its covenant requirements under its borrowings at June 30, 2022.

Interest paid during the three and six months ended June 30, 2022 was $22.2 million and $57.5 million, respectively (three and six months ended June 30, 2021 - $19.4 million and $82.0 million, respectively).

As a result of the Chapter 11 Cases, the principal and interest due under the Altera Chapter 11 Parties’ Debt Instruments (as defined below in Note 18) became immediately due and payable. The Altera Chapter 11 Parties believe that any efforts to enforce the financial obligations under the Debt Instruments are stayed as a result of the filing of the Chapter 11 Cases in the Bankruptcy Court. See Note 18 below for additional information.

12.Related Party Transactions

The key management personnel that are principally responsible for the operations of the Partnership are as follows:

Name	Position
Ingvild Sæther	President and Chief Executive Officer, Altera Infrastructure Group Ltd.
Jan Rune Steinsland	Chief Financial Officer, Altera Infrastructure Group Ltd.
Duncan Donaldson	General Counsel, Altera Infrastructure Group Ltd.

During the three and six months ended June 30, 2022 and 2021 the total compensation expenses of these three key management personnel of the Partnership were as follows:

	Salary $	Bonus $	Pension Benefits $	Other Benefits $	Total Compensation $
Three months ended June 30, 2022	398	1,130	13	16	1,557
Three months ended June 30, 2021	465	47	15	25	552
Six months ended June 30, 2022	721	2,902	27	34	3,684
Six months ended June 30, 2021	777	1,838	28	50	2,693

The Partnership is a party to the following transactions with related parties:

a)On August 27, 2021, a wholly owned subsidiary of the Partnership, Altera Infrastructure Holdings L.L.C. (IntermediateCo), as issuer, and the Partnership, as parent guarantor, entered into an agreement to exchange an aggregate of $699.3 million of indebtedness in the Partnership with interest rates ranging from 5.00% to 11.50% and with maturities ranging from 2022 to 2024 (the Brookfield Exchanges). The exchanges included $415.2 million in aggregate principal amount of the 8.50% Senior Notes held by Brookfield, $236.9 million in aggregate principal amount of loans relating to an unsecured revolving credit facility provided by Brookfield, which was due to mature in October 2024, $30.0 million in aggregate principal amount of loans relating to an unsecured revolving credit facility provided by Brookfield, which was due to mature in February 2022, and $17.2 million in aggregate principal amount of loans relating to an unsecured revolving credit facility provided by Brookfield, which was due to mature in July 2022, in each case for newly issued 11.50% Senior Secured PIK Notes due August 2026 (the 11.50% PIK Notes) in an equal aggregate principal amount. As at June 30, 2022, the Partnership had recorded $37.5 million of PIK interest which was added to the outstanding principal amount of 11.50% PIK Notes upon payment date in February 2022 and accrued a further $31.9 million of interest, which upon payment date in August 2022 will increase the principal amount of the 11.50% PIK Notes in an amount equal to the interest. The Chapter 11 Cases constituted an event of default under the Indenture governing the 11.50% PIK Notes. As a result of this event of default, all amounts outstanding under the 11.50% PIK Notes became immediately due and payable. The Altera Chapter 11 Parties believe that any efforts to enforce the financial obligation under the 11.50% PIK Notes are stayed as a result of the filing of the Chapter 11 Cases in the Bankruptcy Court. See Note 18 for additional information.

b)On December 14, 2021, a wholly owned subsidiary of the Partnership, Altera Shuttle Tankers L.L.C., entered into an agreement with Brookfield to issue $70.0 million aggregate principal amount of unsecured PIK notes (the 12.50% PIK Notes), which contemporaneously discharged the then-existing $70.0 million unsecured revolving credit facility which was fully drawn, accrued interest at a rate equal to LIBOR plus a margin of 5.00% and was due to mature in February 2022. Interest under the 12.50% Notes is payable in kind, biannually, at a fixed rate of 12.50% and the facility matures in June 2026. The 12.50% PIK Notes are to be listed on The International Stock Exchange. Additional 12.50% PIK Notes may only be issued to satisfy the interest payable under the notes. As at June 30, 2022, the Partnership had recorded $4.9 million of PIK interest which was added to the outstanding principal amount of the 12.50% PIK Notes upon payment date in June 2022. Any outstanding principal balances are due on the maturity date.

c)On January 14, 2022, a wholly owned subsidiary of the Partnership, IntermediateCo, entered into a revolving credit facility provided by Brookfield, dated January 14, 2022 (the IntermediateCo RCF), among IntermediateCo, as borrower, the Altera Chapter 11 Parties and certain of their subsidiaries, as guarantors, certain lenders from time to time party thereto, and U.S. Bank National Association, as administrative agent. As at June 30, 2022, $32.0 million of borrowings were available under the IntermediateCo RCF, with an undrawn balance of $22.0 million. The facility was due to mature in June 2022 and interest payments on the facility are based on a fixed rate of 10.00% per annum. IntermediateCo entered into an extension agreement to defer the principal payment under the IntermediateCo RCF through August 12, 2022. IntermediateCo's Chapter 11 Case constituted an event of default under the agreement governing the IntermediateCo RCF. As a result of the event of default, all amounts outstanding under the IntermediateCo RCF became immediately due and payable against the Altera Chapter 11 Parties party thereto. The Altera Chapter 11 Parties believe that any efforts to enforce

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
the financial obligation under the IntermediateCo RCF are stayed as a result of the filing of the Chapter 11 Cases in the Bankruptcy Court. See Note 18 for additional information.

As at June 30, 2022, the contractual maturities of the Partnership's borrowings due to related parties were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Borrowings due to related parties:
11.50% Senior Secured PIK Notes (1)	768.7	—	—	—	768.7		—
12.50% Unsecured PIK Notes (2)	74.9	—	—	—	74.9		—
10.00% IntermediateCo RCF (3)	10.4	10.4	—	—	—	—	—
Total borrowings due to related parties	854.0	10.4	—	—	843.6	—	—
(1)Includes PIK interest of $37.5 million and accrued interest of $31.9 million. See Note 12a for additional information.
(2)Includes PIK interest of $4.9 million. See Note 12b for additional information.
(3)Includes accrued interest of $0.4 million. See Note 12c for additional information.

As at June 30, 2022, the Partnership was in compliance with the covenant requirements of these facilities.

The Partnership also reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. The Partnership's related party transactions recognized in the unaudited interim condensed consolidated statements of income (loss) were as follows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Revenues (1)	1,989	2,468	3,944	4,943
General and administrative expenses (2)	(894)	(253)	(1,229)	(522)
Depreciation and amortization	(59)	(53)	(115)	(103)
Interest expense (3)(4)(5)	(23,784)	(14,320)	(46,908)	(28,477)
(1)Includes revenue from services provided to the Partnership's equity-accounted investments.
(2)Includes reimbursements to the general partner for costs incurred on the Partnership’s behalf.
(3)Includes interest expense of $nil and $nil for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $8.6 million and $17.4 million, respectively), incurred on a portion of five-year senior unsecured bonds held by Brookfield.
(4)Includes interest expense of $nil and $nil for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $3.2 million and $6.4 million, respectively), and an accretion expense of $nil and $nil for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - accretion expense of $2.5 million and $4.7 million) incurred on unsecured revolving credit facilities provided by Brookfield.
(5)Includes interest expense of $21.3 million and $41.7 million incurred on the 11.50% PIK Notes for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $nil and $nil, respectively), interest expense of $2.1 million and $4.4 million incurred on the 12.50% PIK Notes for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $nil and $nil, respectively) and interest expense of $0.4 million and $0.9 million incurred on the IntermediateCo RCF for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $nil and $nil, respectively). See Notes 12a, b and c for additional information.

As at June 30, 2022, the carrying value of amounts due from related parties totaled $0.8 million (December 31, 2021 - $1.0 million). As at June 30, 2022, the carrying value of amounts due to related parties totaled $854.0 million (December 31, 2021 - $797.4 million) and consisted only of the 11.50% PIK Notes and 12.50% PIK Notes issued to Brookfield and the IntermediateCo RCF provided by Brookfield. See Notes 12a, b and c for additional information).

13.Revenues

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, contract of affreightment (CoAs), time-charter contracts, bareboat charter contracts and voyage charter contracts. All of the Partnership's revenues relate to services transferred over a period of time. During the three and six months ended June 30, 2022, the Partnership also generated revenues from the operation of volatile organic compound (VOC) systems on certain of the Partnership’s shuttle tankers, and from the management of certain vessels on behalf of the disponent owners or charterers of those vessels.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The following tables contain the Partnership’s revenues for the three and six months ended June 30, 2022 and 2021, by contract type and by segment:

Three Months Ended June 30, 2022	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	46,655	—	—	—	—	—	—	46,655
CoAs	—	30,227	—	—	—	—	—	30,227
Time charters	—	29,202	9,126	7,209	—	—	—	45,537
Voyage charters	—	—	—	—	18,818	—	(4,374)	14,444
Management fees and other	28,669	1,031	—	—	—	—	—	29,700
	75,324	60,460	9,126	7,209	18,818	—	(4,374)	166,563
Other revenues
FPSO contracts	28,469	—	—	—	—	—	—	28,469
CoAs	—	27,774	—	—	—	—	—	27,774
Time charters	—	46,282	9,443	—	—	—	—	55,725
Voyage charters	—	17,703	—	—	—	—	—	17,703
	28,469	91,759	9,443	—	—	—	—	129,671
Total revenues	103,793	152,219	18,569	7,209	18,818	—	(4,374)	296,234

Three Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	28,163	—	—	—	—	—	28,163
CoAs	—	21,972	—	—	—	—	21,972
Time charters	—	22,694	7,578	—	—	—	30,272
Voyage charters	—	—	—	—	13,125	(1,684)	11,441
Management fees and other	39,908	1,488	1,031	222	43	—	42,692
	68,071	46,154	8,609	222	13,168	(1,684)	134,540
Other revenues
FPSO contracts	42,544	—	—	—	—	—	42,544
CoAs	—	31,419	—	—	—	—	31,419
Time charters	—	38,988	10,513	—	—	—	49,501
Bareboat charters	—	1,729	—	—	—	—	1,729
Voyage charters	—	7,202	—	—	—	—	7,202
	42,544	79,338	10,513	—	—	—	132,395
Total revenues	110,615	125,492	19,122	222	13,168	(1,684)	266,935

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months Ended June 30, 2022	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	114,546	—	—	—	—	—	—	114,546
CoAs	—	56,605	—	—	—	—	—	56,605
Time charters	—	54,619	17,218	7,209	—	—	—	79,046
Voyage charters	—	—	—	—	46,453	—	(4,785)	41,668
Management fees and other	62,146	2,362	—	—	—	185	—	64,693
	176,692	113,586	17,218	7,209	46,453	185	(4,785)	356,558
Other revenues
FPSO contracts	71,255	—	—	—	—	—	—	71,255
CoAs	—	58,880	—	—	—	—	—	58,880
Time charters	—	88,065	18,725	—	—	—	—	106,790
Voyage charters	—	26,406	—	—	—	—	—	26,406
	71,255	173,351	18,725	—	—	—	—	263,331
Total revenues	247,947	286,937	35,943	7,209	46,453	185	(4,785)	619,889

Six Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	58,485	—	—	—	—	—	58,485
CoAs	—	45,471	—	—	—	—	45,471
Time charters	—	45,933	16,015	—	—	—	61,948
Voyage charters	—	—	—	—	25,416	(6,658)	18,758
Management fees and other	79,527	9,964	1,280	439	135	—	91,345
	138,012	101,368	17,295	439	25,551	(6,658)	276,007
Other revenues
FPSO contracts	80,713	—	—	—	—	—	80,713
CoAs	—	66,760	—	—	—	—	66,760
Time charters	—	78,985	19,221	—	—	—	98,206
Bareboat charters	—	4,646	1,273	—	—	—	5,919
Voyage charters	—	12,084	—	—	—	—	12,084
	80,713	162,475	20,494	—	—	—	263,682
Total revenues	218,725	263,843	37,789	439	25,551	(6,658)	539,689
(1)Includes revenues earned among segments of the Partnership of $4.4 million and $4.8 million, respectively, for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $1.7 million and $6.7 million, respectively).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Revenues from External Customers

The following tables contain the Partnership's revenues for the three months ended June 30, 2022 and 2021 by geography, based on the operating location of the Partnership's assets and by segment:

Three Months Ended June 30, 2022	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	35,243	36,634	4,737	—	—	—	—	76,614
Brazil (1)	22,444	7,361	—	—	—	—	—	29,805
Netherlands	—	—	—	—	18,818	—	(4,374)	14,444
Canada	—	16,465	—	—	—	—	—	16,465
United Kingdom (1)	17,637	—	—	—	—	—	—	17,637
Other	—	—	4,389	7,209	—	—	—	11,598
Total revenues from contracts with customers	75,324	60,460	9,126	7,209	18,818	—	(4,374)	166,563
Other revenues
Norway (1)	15,347	45,112	6,350	—	—	—	—	66,809
Brazil (1)	13,122	14,431	—	—	—	—	—	27,553
Netherlands	—	—	—	—	—	—	—	—
Canada	—	20,011	—	—	—	—	—	20,011
United Kingdom (1)	—	—	—	—	—	—	—	—
Other	—	12,205	3,093	—	—	—	—	15,298
Total other revenues	28,469	91,759	9,443	—	—	—	—	129,671
Total revenues	103,793	152,219	18,569	7,209	18,818	—	(4,374)	296,234

Three Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	28,590	28,310	6,971	222	—	—	64,093
Brazil (1)	9,533	6,271	—	—	—	—	15,804
Netherlands	—	—	—	—	13,168	(1,684)	11,484
Canada	—	11,573	—	—	—	—	11,573
United Kingdom (1)	29,948	—	—	—	—	—	29,948
Other	—	—	1,638	—	—	—	1,638
Total revenues from contracts with customers	68,071	46,154	8,609	222	13,168	(1,684)	134,540
Other revenues
Norway (1)	34,030	45,561	6,435	—	—	—	86,026
Brazil (1)	6,579	14,684	—	—	—	—	21,263
Netherlands	—	—	—	—	—	—	—
Canada	—	14,730	—	—	—	—	14,730
United Kingdom (1)	1,935	—	—	—	—	—	1,935
Other	—	4,363	4,078	—	—	—	8,441
Total other revenues	42,544	79,338	10,513	—	—	—	132,395
Total revenues	110,615	125,492	19,122	222	13,168	(1,684)	266,935

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months Ended June 30, 2022	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	101,020	69,100	9,815	—	—	185	—	180,120
Brazil (1)	40,085	14,701	—	—	—	—	—	54,786
Netherlands	—	—	—	—	46,453	—	(4,785)	41,668
Canada	—	29,785	—	—	—	—	—	29,785
United Kingdom (1)	35,587	—	—	—	—	—	—	35,587
Other	—	—	7,403	7,209	—	—	—	14,612
Total revenues from contracts with customers	176,692	113,586	17,218	7,209	46,453	185	(4,785)	356,558
Other revenues
Norway (1)	46,470	88,323	12,335	—	—	—	—	147,128
Brazil (1)	24,768	28,630	—	—	—	—	—	53,398
Netherlands	—	—	—	—	—	—	—	—
Canada	—	36,712	—	—	—	—	—	36,712
United Kingdom (1)	17	—	—	—	—	—	—	17
Other	—	19,686	6,390	—	—	—	—	26,076
Total other revenues	71,255	173,351	18,725	—	—	—	—	263,331
Total revenues	247,947	286,937	35,943	7,209	46,453	185	(4,785)	619,889

Six Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	57,833	56,692	12,624	439	—	—	127,588
Brazil (1)	18,363	20,054	—	—	—	—	38,417
Netherlands	—	—	—	—	25,551	(6,658)	18,893
Canada	—	23,011	—	—	—	—	23,011
United Kingdom (1)	61,816	—	—	—	—	—	61,816
Other	—	1,611	4,671	—	—	—	6,282
Total revenues from contracts with customers	138,012	101,368	17,295	439	25,551	(6,658)	276,007
Other revenues
Norway (1)	67,316	89,981	13,194	—	—	—	170,491
Brazil (1)	10,624	31,613	—	—	—	—	42,237
Netherlands	—	—	—	—	—	—	—
Canada	—	29,288	—	—	—	—	29,288
United Kingdom (1)	2,773	—	—	—	—	—	2,773
Other	—	11,593	7,300	—	—	—	18,893
Total other revenues	80,713	162,475	20,494	—	—	—	263,682
Total revenues	218,725	263,843	37,789	439	25,551	(6,658)	539,689
(1)References to Norway, the UK and Brazil are to income from international shipping activities occurring on the Norwegian, UK and Brazilian continental shelves, respectively.
(2)Includes revenues earned between segments of the Partnership of $4.4 million and $4.8 million, respectively, for the three and six months ended June 30, 2022 (for the three and six months ended 2021 - $1.7 million and $6.7 million, respectively).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
14.Direct Operating Costs

Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses and taxes, and primarily relate to cost of revenues. The following table lists direct operating costs for the three and six months ended June 30, 2022 and 2021 by nature:

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Voyage expenses (1)	52,218	30,178	90,270	58,346
Operating expenses	63,421	77,665	116,781	148,711
Charter hire	2,096	2,786	6,490	5,429
Compensation	53,347	59,308	116,747	119,292
Total	171,082	169,937	330,288	331,778
(1)Expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

15.Segment Information

For the three and six months ended June 30, 2022, the Partnership's operations were organized into five operating segments: FPSO, Shuttle Tanker, FSO, UMS and Towage, and two business segments: New Ventures and Corporate/Eliminations. For the three and six months ended June 30, 2021, the Partnership's operations were organized into five operating segments: FPSO, Shuttle Tanker, FSO, UMS, and Towage and one business segment: Corporate/Eliminations.

These operating segments are regularly reviewed by the Partnership's Chief Operating Decision Maker (or CODM) for the purpose of allocating resources to the segments and to assess their performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is calculated as net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization, adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps, as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; equity-accounted income (loss) and other income (expense), net. Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership’s equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.

Adjusted EBITDA is also used by external users of the Partnership's unaudited interim condensed consolidated financial statements, such as investors and the Partnership’s controlling unitholder.

The following tables include the results for the Partnership’s reportable segments for the periods presented in these unaudited interim condensed consolidated financial statements:

Three Months Ended June 30, 2022	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations (1)	Total
Revenues	103,793	152,219	18,569	7,209	18,818	—	(4,374)	296,234
Adjusted EBITDA	53,424	69,494	10,565	(3,940)	3,649	(678)	(3,368)	129,146
Depreciation and amortization	(16,285)	(42,105)	(5,704)	(570)	(4,650)	—	(836)	(70,150)
Interest expense	(5,366)	(24,653)	(849)	(63)	(1,216)	—	(27,343)	(59,490)

Three Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (1)	Total
Revenues	110,615	125,492	19,122	222	13,168	(1,684)	266,935
Adjusted EBITDA	45,364	57,662	9,587	(1,627)	(1,357)	(34)	109,595
Depreciation and amortization	(23,883)	(45,661)	(6,353)	(561)	(4,383)	(719)	(81,560)
Interest expense	(6,562)	(20,341)	(530)	(190)	(1,286)	(20,566)	(49,475)

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months Ended June 30, 2022	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations (1)	Total
Revenues	247,947	286,937	35,943	7,209	46,453	185	(4,785)	619,889
Adjusted EBITDA	152,957	133,084	21,224	(5,700)	12,639	(807)	(4,723)	308,674
Depreciation and amortization	(36,008)	(83,598)	(10,503)	(1,132)	(9,129)	—	(1,662)	(142,032)
Interest expense	(10,571)	(47,137)	(1,563)	(193)	(2,331)	—	(53,903)	(115,698)

Six Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (1)	Total
Revenues	218,725	263,843	37,789	439	25,551	(6,658)	539,689
Adjusted EBITDA	98,132	124,856	16,992	(3,322)	(3,707)	(3,086)	229,865
Depreciation and amortization	(44,525)	(89,101)	(14,065)	(1,116)	(8,658)	(1,344)	(158,809)
Interest expense	(12,706)	(39,510)	(1,151)	(383)	(2,601)	(40,808)	(97,159)
(1)Includes revenues earned and direct operating costs incurred between segments of the Partnership of $4.4 million and $4.8 million for the three and six months ended June 30, 2022 ($1.7 million and $6.7 million for the three and six months ended June 30, 2021).

The following table includes reconciliations, on a consolidated basis, of Adjusted EBITDA to net income (loss) for the periods presented in these unaudited interim condensed consolidated financial statements:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Adjusted EBITDA	129,146	109,595	308,674	229,865
Depreciation and amortization	(70,150)	(81,560)	(142,032)	(158,809)
Interest expense	(59,490)	(49,475)	(115,698)	(97,159)
Interest income	355	21	413	49
Expenses and gains (losses) relating to equity-accounted investments (1)	(5,932)	(10,606)	(5,406)	(15,475)
Impairment expense, net (2)	(38,040)	—	(38,040)	—
Gain (loss) on dispositions, net (3)	15,700	9,107	15,700	9,107
Realized and unrealized gain (loss) on derivative instruments	(3,108)	(1,513)	7,123	12,347
Foreign currency exchange gain (loss)	630	(302)	1,654	23
Other income (expenses), net	(8,795)	(1,831)	(19,629)	(1,857)
Adjusted EBITDA attributable to non-controlling interests	(371)	(713)	(417)	1,515
Income (loss) before income tax (expense) benefit	(40,055)	(27,277)	12,342	(20,394)
Income tax (expense) benefit
Current	66	(1,211)	577	(2,193)
Net income (loss)	(39,989)	(28,488)	12,919	(22,587)
(1)Includes depreciation and amortization, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and income tax (expense) benefit relating to equity-accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted investments and (b) expenses and gains (losses) relating to equity-accounted investments from this table equals the amount of equity-accounted income (loss) included on the Partnership's unaudited interim condensed consolidated statements of income (loss).
(2)Impairment expense, net by segment for the three months ended June 30, 2022 was $31.9 million in FPSO, $5.0 million in Shuttle Tanker and $1.2 million in Towage (see Note 7 for additional information).
Impairment expense, net by segment for the six months ended June 30, 2022 was $31.9 million in FPSO, $5.0 million in Shuttle Tanker and $1.2 million in Towage (see Note 7 for additional information).
(3)Gain (loss) on dispositions, net by segment for the three months ended June 30, 2022 was $15.7 million in FPSO (three months ended June 30, 2021 - $2.2 million in Shuttle Tanker and $6.9 million in FSO) (see Note 6 for additional information).
Gain (loss) on dispositions, net by segment for the six months ended June 30, 2022 was $15.7 million in FPSO (six months ended June 30, 2021 - $2.2 million in Shuttle Tanker and $6.9 million in FSO) (see Note 6 for additional information).

Segment Assets

For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including equity-accounted investments, attributable to each segment.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

A reconciliation of the Partnership's assets by reportable operating segment as at June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
	$	$
FPSO segment	879,321	963,625
Shuttle tanker segment	2,092,956	2,093,467
FSO segment	188,009	198,703
UMS segment	72,887	58,900
Towage segment	297,882	308,621
New Ventures segment	524	—
Corporate/Other
Total cash and cash equivalents and restricted cash	293,828	255,756
Other assets	4,586	5,652
Total assets	3,829,993	3,884,724

16.Distributions

The distributions payable or paid on the Partnership's Preferred Units for the three and six months ended June 30, 2022 were $nil and $nil, respectively (three and six months ended June 30, 2021 - $7.9 million and $15.8 million), and the amount of cumulative preference distributions that have not been recognized for the three and six months ended June 30, 2022 was $7.9 million and $15.8 million, respectively (three and six months ended June 30, 2021 - $nil and $nil, respectively).

In July 2021, the Partnership suspended the payment of quarterly cash distributions on its outstanding Preferred Units, commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to common unitholders can be made. No distributions on the Preferred Units will be permitted without noteholder consent while the 11.50% PIK Notes issued in the Brookfield Exchanges remain outstanding. See Note 12a for additional information.

17.Other Income (Expenses), net

The table below summarizes the Partnership's other income (expenses), net for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Restructuring costs (1)	(1,529)	(1,593)	(2,593)	(1,758)
Financial restructuring costs (2)	(7,309)	—	(17,156)	—
Other, net	43	(238)	120	(99)
Total other income (expenses), net	(8,795)	(1,831)	(19,629)	(1,857)
(1)During the three and six months ended June 30, 2022, the Partnership recognized restructuring costs of $1.5 million and $2.6 million, respectively (June 30, 2021 - $1.6 million and $1.8 million, respectively), primarily due to severance costs associated with certain vessels coming off contract.
(2)During the three and six months ended June 30, 2022, the Partnership recognized financial restructuring costs of $7.3 million and $17.2 million, respectively, due to liability management expenses. See Note 2c iii) for further information.

18.Subsequent Events

In July 2022, the Partnership sold the ALP Ace and ALP Ippon towage vessels for continued use in a non-competing industry for $14.1 million.

In July 2022, the Partnership entered into an agreement to sell its 50% owned vessel, the Navion Gothenburg shuttle tanker for continued use for a 100% sales price (less costs to sell) of $24.7 million. The vessel was delivered to its buyers in August 2022.

In July 2022, the Partnership entered into an agreement to sell the Petronordic shuttle tanker for recycling for a sales price (less costs to sell) of $6.7 million. Delivery is expected in September 2022.

In July 2022, Energean Isreal Ltd. exercised an option to continue to deploy the Arendal Spirit UMS for 32 additional days.

In July 2022, the Partnership opted not to make the interest payment due on July 15, 2022 for the 8.50% Senior Notes with a principal amount outstanding of $275.7 million, and elected to enter into a 30-day grace period for this interest payment, which ended on August 15, 2022.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
In August 2022, on maturity, the Partnership redeemed the remaining $68.8 million of bonds on its outstanding 7.125% senior unsecured bonds listed on the Oslo Stock Exchange. The bonds were repaid at 101% of par value. As at June 30, 2022, the carrying amount of the bonds was $69.5 million.

In August 2022, the Partnership drew down $15.0 million of its IntermediateCo. RCF and injected said cash into Altera Shuttle Tankers LLC in exchange for $15.0 million of class B common equity units.

In August 2022, the Partnership terminated four of its interest rate swaps, which as at June 30, 2022, had a notional amount of $23.6 million and a total fair value asset of $0.5 million.

Chapter 11 Filing

Prior to filing the Chapter 11 Cases, the Altera Chapter 11 Parties executed the Restructuring Support Agreement (as defined below), contractually securing the votes of creditors necessary to ensure a confirmable chapter 11 plan of reorganization. On August 12, 2022 (the Petition Date), the Altera Chapter 11 Parties, which exclude all entities in the Shuttle Tanker segment, all of our joint ventures and certain other subsidiaries, filed the prearranged Chapter 11 Cases, triggering a stay on enforcement of remedies with respect to the debt obligations of the Altera Chapter 11 Parties. The Altera Chapter 11 Parties continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. On August 13, 2022, to ensure the Altera Chapter 11 Parties’ ability to continue operating in the ordinary course of business and minimize the effect of the Restructuring (as defined below) on the Altera Chapter 11 Parties’ customers and employees, the Altera Chapter 11 Parties filed with the Bankruptcy Court a number of motions seeking a variety of “first-day” relief. On August 15, 2022, the Bankruptcy Court granted final or interim relief, as applicable, including, among other things (i) final relief for the authority to pay employee wages and benefits, taxes and insurance and to honor and incur obligations and enter into new customer contracts; and (ii) interim relief to operate the Altera Chapter 11 Parties' existing cash management system and to continue to perform intercompany transactions.

In connection with the Chapter 11 Cases, the Altera Chapter 11 Parties agreed to key commercial terms for a comprehensive financial restructuring of the Company and entered into a restructuring support agreement (the Restructuring Support Agreement) with: (i) certain of the secured bank lenders (the Consenting Lenders) of the various Altera Chapter 11 Parties; and (ii) Brookfield Business Partners L.P. and certain of its affiliates (collectively, Brookfield) constituting creditors and equityholders of multiple Altera Chapter 11 Parties, including with respect to: (a) the IntermediateCo RCF; (b) 100% of the outstanding aggregate principal amount of the 11.50% Senior Secured PIK Notes due 2026 (the PIK Notes); (c) 98.7% of the outstanding common equity of the Partnership; and (d) that certain superpriority senior secured debtor-in-possession credit agreement (the DIP Facility), by and among IntermediateCo, as borrower, the Altera Chapter 11 Parties and certain of their subsidiaries, as guarantors, certain lenders party thereto from time to time (collectively, the DIP Lenders), U.S. Bank Trust Company, National Association, as administrative agent, and U.S. Bank Trust Company, National Association, as collateral agent. The Consenting Lenders, Brookfield and other such parties to the Restructuring Support Agreement collectively comprise the Consenting Parties.

Under the Restructuring Support Agreement, the Consenting Parties have agreed, subject to certain terms and conditions, to support a financial restructuring (the Restructuring) of the existing debt of, existing equity interests in, and certain other obligations of the Altera Chapter 11 Parties, which will be based on the restructuring term sheet attached to and incorporated into the Restructuring Support Agreement (the Restructuring Term Sheet and, the transactions described in, and in accordance with the Restructuring Support Agreement and the Restructuring Term Sheet, the Restructuring Transactions). The Restructuring Transactions will include, among other things, the following:

•the Altera Chapter 11 Parties effecting the Restructuring pursuant to a plan of reorganization (the Plan) under the Chapter 11 Cases pursuant to the Bankruptcy Code;
•IntermediateCo, the Altera Chapter 11 Parties and certain of their subsidiaries entering into the DIP Facility in an aggregate amount of $70 million, including a roll-up of $20 million in loans under the IntermediateCo RCF;
•certain of the Altera Chapter 11 Parties entering into amended and restated bank facilities (the New Bank Facilities), subject to certain common rights, obligations and other terms that will apply to certain of the Altera Chapter 11 Parties and the applicable Consenting Lenders and set forth in an additional term sheet attached to the Restructuring Term Sheet;
•certain of the Altera Chapter 11 Parties entering into a new money term loan facility in the amount of $183 million (the New Money Knarr Facility) upon the Altera Chapter 11 Parties' emergence from Chapter 11, subject to certain terms set forth in an additional term sheet pertaining to the New Money Knarr Facility and attached to the Restructuring Term Sheet;
•the cancellation of the existing equity interests of the Partnership, including the outstanding 7.25% Series A Cumulative Redeemable Preferred Units, the 8.50% Series B Cumulative Redeemable Preferred Units and the 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (collectively, the Preferred Units), the Class A common units and the Class B common units, and the issuance of a new class of common equity interests (the New Common Equity) in reorganized Altera and reorganized Altera Infrastructure GP L.L.C.;
•the issuance of five-year warrants (the New Warrants) exercisable for 7.6% of the New Common Equity (subject to dilution on account of a post-emergence management incentive plan (the Management Incentive Plan)); and
•the option to conduct a new money rights offering (the Rights Offering) pursuant to which the Partnership may issue New Common Equity for cash and use the proceeds to repay amounts under the DIP Facility and the IntermediateCo RCF, with any excess proceeds to be used in a manner acceptable to the Altera Chapter 11 Parties, Brookfield and certain Consenting Lenders.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
In accordance with the Restructuring Support Agreement, the Consenting Parties agreed, among other things, to: (i) support the Restructuring Transactions, as contemplated by, and within the timeframes outlined in, the Restructuring Support Agreement and the definitive documents governing the Restructuring; (ii) not take any action, directly or indirectly, that is reasonably likely to interfere with acceptance, implementation, or consummation of the Restructuring, including the furtherance of alternative restructuring proposals; (iii) vote their respective claims and interests to accept the Plan as described in the Restructuring Support Agreement; and (iv) not transfer their claims and interests except with respect to limited and customary exceptions, including requiring any transferee to either already be bound or become bound by the terms of the Restructuring Support Agreement.

In accordance with the Restructuring Support Agreement, the Altera Chapter 11 Parties agreed, among other things, to: (i) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions in accordance with the Restructuring Support Agreement; (ii) use reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions; (iii) act in good faith and use reasonable efforts to negotiate, execute and deliver definitive documentation to effectuate and consummate the Restructuring Transactions as contemplated by the Restructuring Support Agreement; (iv) use commercially reasonable efforts to operate their business in the ordinary course of business, taking into account the Restructuring Transactions; (v) use reasonable efforts to seek additional support for the Restructuring Transactions from other material stakeholders of the Company; and (vi) not, directly or indirectly, object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions.

The Restructuring Support Agreement also provides for certain conditions to the obligations of the parties as well as for termination rights upon the occurrence of certain events, including: (i) with respect to the Consenting Parties, upon the occurrence of certain customary events, including the failure of the Altera Chapter 11 Parties to support the Restructuring or acceptance of an alternative restructuring proposal; (ii) with respect to Brookfield, upon the termination of the Restructuring Support Agreement by a certain percentage of Consenting Lenders; and (iii) with respect to each Consenting Lender, as to itself only, upon the failure of the Altera Chapter 11 Parties to meet certain milestones toward consummation of the Restructuring, including the Restructuring Transactions. In particular, the Restructuring Support Agreement provides that, unless waived or extended by certain Consenting Parties to the Restructuring Support Agreement, the Altera Chapter 11 Parties, as debtors in the Chapter 11 Cases, will have consummated the Plan on the earlier of the maturity date of the DIP or within 150 days following the Petition Date.

DIP Facility

On August 13, 2022, IntermediateCo, the Altera Chapter 11 Parties and certain of their subsidiaries entered into the DIP Facility, pursuant to which, and subject to satisfaction of certain customary conditions, including the approval of the Bankruptcy Court, the DIP Lenders have agreed to provide IntermediateCo with a senior secured superpriority debtor-in-possession term loan credit facility in a principal amount of new money equal to $50,000,000 (before giving effect to the attendant commitment fee) plus the roll-up of $20,000,000 in loans under the IntermediateCo RCF. The proceeds of the DIP Facility will primarily be used to fund the Altera Chapter 11 Parties’ working capital needs as debtors in the Chapter 11 Cases and to pay certain enumerated professional fees and expenses pursuant to the Chapter 11 Cases.

On August 16, 2022, the Bankruptcy Court issued an interim order approving the DIP Facility, and shortly thereafter, the Altera Chapter 11 Parties obtained the $25 million interim draw thereunder to facilitate a smooth transition into Chapter 11 and to continue ordinary course operations.

Defaults Resulting from the Commencement of the Chapter 11 Cases

The commencement of the Chapter 11 Cases constitutes an event of default under certain of the Altera Chapter 11 Parties’ debt instruments, including the following (the Debt Instruments):

•The $815,000,000 senior secured credit facility originally dated February 24, 2014 between, among others, Knarr L.L.C. as borrower and Crédit Agricole Corporate and Investment Bank as facility agent;
•the $230,000,000 senior secured credit facility originally dated November 24, 2015 between, among others, Gina Krog Offshore Pte Ltd. as borrower and ING Bank N.V., Singapore Branch as facility agent;
•the $26,250,000 senior secured credit facility originally dated August 28, 2019 between, among others, Clipper L.L.C. as borrower and DNB Bank ASA, New York Branch as agent;
•the $75,000,000 senior secured credit facility originally dated February 25, 2021 between, among others, Petrojarl I L.L.C. as borrower and DNB Bank ASA, New York Branch, as facility agent;
•the $112,500,000 senior secured credit facility originally dated September 15, 2017 between, among others, Arendal Spirit L.L.C. as borrower and Citibank Europe plc, UK Branch as agent;
•the $45,272,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Keeper B.V. as borrower and Citibank Japan Ltd. as facility agent;
•the $48,224,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Striker B.V. as borrower and Citibank Japan Ltd. as facility agent;
•the $45,384,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Sweeper B.V. as borrower and Citibank Japan Ltd. as facility agent;
•the $45,904,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Defender B.V. as borrower and Citibank Japan Ltd. as facility agent;

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
•the $150,000,000 senior secured credit facility originally dated February 6, 2015, between, among others, ALP Forward B.V., ALP Ace B.V., ALP Centre B.V., ALP Guard B.V., ALP Winger B.V., and ALP Ippon B.V. as borrowers and Credit Suisse AG as agent;
•the indenture governing the 8.50% Senior Notes, dated July 2, 2018, by and among Altera Infrastructure L.P. and Altera Infrastructure Finance Corp., as co-issuers, and The Bank of New York Mellon, as trustee;
•the indenture governing the 11.50% PIK Notes, by and among IntermediateCo, as issuer, Altera Infrastructure L.P., as parent guarantor, and U.S. Bank National Association, as trustee; and
•the IntermediateCo RCF.

As a result of the Chapter 11 Cases, the principal and interest due under the Altera Chapter 11 Parties’ Debt Instruments became immediately due and payable. The Altera Chapter 11 Parties believe that any efforts to enforce the financial obligations under the Debt Instruments are stayed as a result of the filing of the Chapter 11 Cases in the Bankruptcy Court.

The Restructuring Support Agreement contemplates, among other things, addressing more than $1 billion of secured and unsecured holding company debt, $400 million of preferred equity, and $550 million of secured asset-level bank debt (including unsecured guarantees of such debt issued by Altera Infrastructure L.P.), a comprehensive reprofiling of the Altera Chapter 11 Parties’ bank loan facilities to better align cash flow with debt service obligations, and the continued support of Altera’s equity sponsor, Brookfield.

NYSE Delisting of the Preferred Units

On August 15, 2022, the Partnership received a letter from the NYSE notifying the Partnership that as a result of the Chapter 11 Cases and in accordance with section 802.01D of the NYSE’s Listed Company Manual, the NYSE has determined that the Partnership’s Preferred Units would be delisted from the NYSE, and trading in the Preferred Units was suspended as of August 15, 2022.

The Partnership does not intend to appeal the NYSE’s determination. The Partnership expects that its Preferred Units will be eligible to be quoted on the OTC Pink operated by the OTC Markets Group Inc. (the OTC Pink) if one or more brokers choose to make a market for the Preferred Units. To the extent the Preferred Units are quoted on the OTC Pink, the Partnership expects such market may provide significantly less liquidity than the NYSE, and trading prices of the Preferred Units may decline. However, there can be no assurances regarding any such initial quotation, the existence of a market or trading prices. Due to the risks and uncertainties resulting from the Chapter 11 Cases, trading in the Partnership’s Preferred Units during the pendency of the Chapter 11 Cases poses substantial risks.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
June 30, 2022
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of Our Business

We are a leading global energy infrastructure services provider primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We currently operate floating production, storage and off-loading (or FPSO) units, shuttle tankers, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towage and offshore installation (or towage) vessels and our operations are organized into these five corresponding operating segments. We also report two additional business segments, New Ventures and Corporate/Eliminations. As at June 30, 2022, our fleet was as follows:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Total
FPSO Segment	6	(i)	—	6
Shuttle Tanker Segment	23	(ii)	1	24
FSO Segment	3	(iiI)	—	3
UMS Segment	1		—	1
Towage Segment	10	(iv)	—	10
Total	43		1	44
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which our ownership interest is 50 percent and also includes two wholly-owned units which are currently in lay-up.
(ii)Includes two shuttle tankers in which our ownership interest is 50 percent, one of which (the Navion Gothenburg) is held for sale as at June 30, 2022. All of our operating shuttle tankers provide transportation services to energy companies, predominately in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market.
(iii)Includes one FSO unit, the Falcon Spirit, which was held for sale as at June 30, 2022.
(iv)Includes two towage vessels, the ALP Ace and ALP Ippon, which were held for sale as at June 30, 2022. The vessels were sold to their buyer for continued use in July 2022.

Global crude oil and gas prices have largely recovered from the uncertainty regarding demand created by the COVID-19 pandemic and have more recently increased in connection with the invasion of Ukraine by Russia. However, as the timing of the ongoing global immunization effort, including the effectiveness of the vaccines, and the severity of outbreaks of variants of the virus, as well as the duration and scope of conflict in Ukraine are still highly uncertain and cannot be predicted, the long-term impact of the pandemic and of Russia's invasion of Ukraine on our business, financial condition and operating results cannot be determined. Our business involves the ownership and operation of critical infrastructure assets in offshore oil regions and any significant decrease in demand for crude oil could adversely affect the demand for our vessels and the types of services we offer. Additionally, a continuation of the pandemic or the continuation or expansion of the conflict in Ukraine may result in reduced cash flow and financial condition, including potential liquidity constraints and potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets. Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years, and therefore we do not expect any significant near-term impact of the pandemic or of Russia's invasion of Ukraine on our liquidity, except for a decline in activity in the spot markets serviced mainly by our towage vessels. Potential effects of the pandemic and the invasion include, among others, force majeure claims relating to existing contracts, increased counterparty risk and/or default, fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs. As at June 30, 2022, we have not experienced any material business disruptions or a direct material financial impact as a result of the pandemic or of Russia's invasion of Ukraine and we are actively pursuing additional steps to preserve liquidity and our financial flexibility. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that are scheduled to come off charter over the next few years.

Significant Developments

Chapter 11 Filing

On August 12, 2022 (the Petition Date), Altera Infrastructure L.P. and certain of its affiliates and direct and indirect subsidiaries (the Altera Chapter 11 Parties), which exclude all entities in the Shuttle Tanker segment, all of our joint ventures and certain other subsidiaries, filed prearranged voluntary petitions to commence proceedings (the Chapter 11 Cases) under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Southern District of Texas (the Bankruptcy Court), triggering a stay on enforcement of remedies with respect to the debt obligations of the Altera Chapter 11 Parties. The Altera Chapter 11 Parties continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. On August 13, 2022, to ensure the Altera Chapter 11 Parties’ ability to continue operating in the ordinary course of business and minimize the effect of the Restructuring (as defined below) on the Altera Chapter 11 Parties’ customers and employees, the Altera Chapter 11 Parties filed with the Bankruptcy Court a number of motions seeking a variety of “first-day” relief. On August 15, 2022, the Bankruptcy Court granted final or interim relief, as applicable, including, among other things (i) final relief for the authority to pay employee wages and benefits, taxes and insurance and to honor and incur obligations and enter into new customer contracts; and (ii) interim relief to operate the Altera Chapter 11 Parties' existing cash management system and to continue to perform intercompany transactions.

In connection with the Chapter 11 Cases, the Altera Chapter 11 Parties agreed to key commercial terms for a comprehensive financial restructuring of the Company and entered into a restructuring support agreement (the Restructuring Support Agreement) with: (i) certain of the secured bank lenders (the Consenting Lenders) of the various Altera Chapter 11 Parties; and (ii) Brookfield Business Partners L.P. and certain of its affiliates (collectively, Brookfield) constituting creditors and equityholders of multiple Altera Chapter 11 Parties, including with respect to: (a)

that certain credit agreement, dated January 14, 2022 (the IntermediateCo RCF), among Altera Infrastructure Holdings L.L.C. (IntermediateCo), as borrower, certain lenders from time to time party thereto, and U.S. Bank National Association, as administrative agent; (b) 100% of the outstanding aggregate principal amount of the 11.50% Senior Secured PIK Notes due 2026 (the PIK Notes); (c) 98.7% of the outstanding common equity of us; and (d) that certain superpriority senior secured debtor-in-possession credit agreement (the DIP Facility), by and among IntermediateCo, as borrower, Altera Chapter 11 Parties and certain of their subsidiaries, as guarantors, certain lenders party thereto from time to time (collectively, the DIP Lenders), U.S. Bank Trust Company, National Association, as administrative agent, and U.S. Bank Trust Company, National Association, as collateral agent. The Consenting Lenders, Brookfield and other such parties to the Restructuring Support Agreement collectively comprise the Consenting Parties.

Under the Restructuring Support Agreement, the Consenting Parties have agreed, subject to certain terms and conditions, to support a financial restructuring (the Restructuring) of the existing debt of, existing equity interests in, and certain other obligations of the Altera Chapter 11 Parties, which will be based on the restructuring term sheet attached to and incorporated into the Restructuring Support Agreement (the Restructuring Term Sheet and, the transactions described in, and in accordance with the Restructuring Support Agreement and the Restructuring Term Sheet, the Restructuring Transactions). The Restructuring Transactions will include, among other things, the following:

•the Altera Chapter 11 Parties effecting the Restructuring pursuant to a plan of reorganization (the Plan) under the Chapter 11 Cases pursuant to the Bankruptcy Code;
•IntermediateCo, the Altera Chapter 11 Parties and certain of their subsidiaries entering into the DIP Facility in an aggregate amount of $70 million, including a roll-up of $20 million in loans under the IntermediateCo RCF;
•certain of the Altera Chapter 11 Parties entering into amended and restated bank facilities (the New Bank Facilities), subject to certain common rights, obligations and other terms that will apply to certain of the Altera Chapter 11 Parties and the applicable Consenting Lenders and set forth in an additional term sheet attached to the Restructuring Term Sheet;
•certain of the Altera Chapter 11 Parties entering into a new money term loan facility in the amount of $183 million (the New Money Knarr Facility) upon the Altera Chapter 11 Parties' emergence from Chapter 11, subject to certain terms set forth in an additional term sheet pertaining to the New Money Knarr Facility and attached to the Restructuring Term Sheet;
•the cancellation of the existing equity interests of us, including the outstanding 7.25% Series A Cumulative Redeemable Preferred Units, the 8.50% Series B Cumulative Redeemable Preferred Units and the 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (collectively, the Preferred Units), the Class A common units and the Class B common units, and the issuance of a new class of common equity interests (the New Common Equity) in reorganized Altera and reorganized Altera Infrastructure GP L.L.C.;
•the issuance of five-year warrants (the New Warrants) exercisable for 7.6% of the New Common Equity (subject to dilution on account of a post-emergence management incentive plan (the Management Incentive Plan)); and
•the option to conduct a new money rights offering (the Rights Offering) pursuant to which we may issue New Common Equity for cash and use the proceeds to repay amounts under the DIP Facility and the IntermediateCo RCF, with any excess proceeds to be used in a manner acceptable to the Altera Chapter 11 Parties, Brookfield and certain Consenting Lenders.

In accordance with the Restructuring Support Agreement, the Consenting Parties agreed, among other things, to: (i) support the Restructuring Transactions, as contemplated by, and within the timeframes outlined in, the Restructuring Support Agreement and the definitive documents governing the Restructuring; (ii) not take any action, directly or indirectly, that is reasonably likely to interfere with acceptance, implementation, or consummation of the Restructuring, including the furtherance of alternative restructuring proposals; (iii) vote their respective claims and interests to accept the Plan as described in the Restructuring Support Agreement; and (iv) not transfer their claims and interests except with respect to limited and customary exceptions, including requiring any transferee to either already be bound or become bound by the terms of the Restructuring Support Agreement.

In accordance with the Restructuring Support Agreement, the Altera Chapter 11 Parties agreed, among other things, to: (i) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions in accordance with the Restructuring Support Agreement; (ii) use reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions; (iii) act in good faith and use reasonable efforts to negotiate, execute and deliver definitive documentation to effectuate and consummate the Restructuring Transactions as contemplated by the Restructuring Support Agreement; (iv) use commercially reasonable efforts to operate their business in the ordinary course of business, taking into account the Restructuring Transactions; (v) use reasonable efforts to seek additional support for the Restructuring Transactions from other material stakeholders of the Company; and (vi) not, directly or indirectly, object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions.

The Restructuring Support Agreement also provides for certain conditions to the obligations of the parties as well as for termination rights upon the occurrence of certain events, including: (i) with respect to the Consenting Parties, upon the occurrence of certain customary events, including the failure of the Altera Chapter 11 Parties to support the Restructuring or acceptance of an alternative restructuring proposal; (ii) with respect to Brookfield, upon the termination of the Restructuring Support Agreement by a certain percentage of Consenting Lenders; and (iii) with respect to each Consenting Lender, as to itself only, upon the failure of the Altera Chapter 11 Parties to meet certain milestones toward consummation of the Restructuring, including the Restructuring Transactions. In particular, the Restructuring Support Agreement provides that, unless waived or extended by certain Consenting Parties to the Restructuring Support Agreement, the Altera Chapter 11 Parties, as debtors in the Chapter 11 Cases, will have consummated the Plan on the earlier of the maturity date of the DIP or within 150 days following the Petition Date.

DIP Facility

On August 13, 2022, IntermediateCo, the Altera Chapter 11 Parties and certain of their subsidiaries entered into the DIP Facility, pursuant to which, and subject to satisfaction of certain customary conditions, including the approval of the Bankruptcy Court, the DIP Lenders have agreed to provide IntermediateCo with a senior secured superpriority debtor-in-possession term loan credit facility in a principal amount of new money equal to $50,000,000 (before giving effect to the attendant commitment fee) plus the roll-up of $20,000,000 in loans under the IntermediateCo RCF. The proceeds of the DIP Facility will primarily be used to fund the Altera Chapter 11 Parties’ working capital needs as debtors in the Chapter 11 Cases and to pay certain enumerated professional fees and expenses pursuant to the Chapter 11 Cases.

On August 16, 2022, the Bankruptcy Court issued an interim order approving the DIP Facility, and shortly thereafter, the Altera Chapter 11 Parties obtained the $25 million interim draw thereunder to facilitate a smooth transition into Chapter 11 and to continue ordinary course operations.

Defaults Resulting from the Commencement of the Chapter 11 Cases

The commencement of the Chapter 11 Cases constitutes an event of default under certain of the Altera Chapter 11 Parties’ debt instruments, including the following (the Debt Instruments):

•The $815,000,000 senior secured credit facility originally dated February 24, 2014 between, among others, Knarr L.L.C. as borrower and Crédit Agricole Corporate and Investment Bank as facility agent;
•the $230,000,000 senior secured credit facility originally dated November 24, 2015 between, among others, Gina Krog Offshore Pte Ltd. as borrower and ING Bank N.V., Singapore Branch as facility agent;
•the $26,250,000 senior secured credit facility originally dated August 28, 2019 between, among others, Clipper L.L.C. as borrower and DNB Bank ASA, New York Branch as agent;
•the $75,000,000 senior secured credit facility originally dated February 25, 2021 between, among others, Petrojarl I L.L.C. as borrower and DNB Bank ASA, New York Branch, as facility agent;
•the $112,500,000 senior secured credit facility originally dated September 15, 2017 between, among others, Arendal Spirit L.L.C. as borrower and Citibank Europe plc, UK Branch as agent;
•the $45,272,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Keeper B.V. as borrower and Citibank Japan Ltd. as facility agent;
•the $48,224,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Striker B.V. as borrower and Citibank Japan Ltd. as facility agent;
•the $45,384,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Sweeper B.V. as borrower and Citibank Japan Ltd. as facility agent;
•the $45,904,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Defender B.V. as borrower and Citibank Japan Ltd. as facility agent;
•the $150,000,000 senior secured credit facility originally dated February 6, 2015, between, among others, ALP Forward B.V., ALP Ace B.V., ALP Centre B.V., ALP Guard B.V., ALP Winger B.V., and ALP Ippon B.V. as borrowers and Credit Suisse AG as agent;
•the indenture governing the 8.50% Senior Notes due 2023 (the 8.50% Senior Notes), dated July 2, 2018, by and among Altera Infrastructure L.P. and Altera Infrastructure Finance Corp., as co-issuers, and The Bank of New York Mellon, as trustee;
•the indenture governing the 11.50% PIK Notes, by and among IntermediateCo, as issuer, Altera Infrastructure L.P., as parent guarantor, and U.S. Bank National Association, as trustee; and
•the IntermediateCo RCF.

As a result of the Chapter 11 Cases, the principal and interest due under the Altera Chapter 11 Parties’ Debt Instruments became immediately due and payable. The Altera Chapter 11 Parties believe that any efforts to enforce the financial obligations under the Debt Instruments are stayed as a result of the filing of the Chapter 11 Cases in the Bankruptcy Court.

The Restructuring Support Agreement contemplates, among other things, addressing more than $1 billion of secured and unsecured holding company debt, $400 million of preferred equity, and $550 million of secured asset-level bank debt (including unsecured guarantees of such debt issued by Altera Infrastructure L.P.), a comprehensive reprofiling of the Altera Chapter 11 Parties’ bank loan facilities to better align cash flow with debt service obligations, and the continued support of Altera’s equity sponsor, Brookfield.

NYSE Delisting of the Preferred Units

On August 15, 2022, we received a letter from the New York Stock Exchange (the NYSE) notifying us that as a result of the Chapter 11 Cases and in accordance with section 802.01D of the NYSE’s Listed Company Manual, the NYSE has determined that our Preferred Units would be delisted from the NYSE, and trading in the Preferred Units was suspended as of August 15, 2022.

We do not intend to appeal the NYSE’s determination. We expect that our Preferred Units will be eligible to be quoted on the OTC Pink operated by the OTC Markets Group Inc. (the OTC Pink) if one or more brokers choose to make a market for the Preferred Units. To the extent the Preferred Units are quoted on the OTC Pink, we expect such market may provide significantly less liquidity than the NYSE, and trading prices of the Preferred Units may decline. However, there can be no assurances regarding any such initial quotation, the existence of a market or trading prices. Due to the risks and uncertainties resulting from the Chapter 11 Cases, trading in our Preferred Units during the pendency of the Chapter 11 Cases poses substantial risks.

Financings

Through the period ended June 30, 2022, Altera Infrastructure L.P. and certain of the other Altera Chapter 11 Parties engaged with certain of their respective asset level secured lenders within our FPSO, FSO, Towage, and UMS segments to better align the terms of such debt with expected cash-flows from the applicable segment and with Brookfield as secured lender to address its secured debt, and engaged with the unsecured corporate level lenders to address the unsecured debt of Altera Infrastructure L.P. As part of this engagement, Altera Infrastructure L.P. and certain of its subsidiaries entered into extension agreements with certain of their respective lenders to defer certain required payments until August 12, 2022. Furthermore, in July 2022, we opted not to make the interest payment due on July 15, 2022 for our 8.50% Senior Notes with a principal amount outstanding of $276 million, and elected to enter into a 30-day grace period for this interest payment, which ended on August 15, 2022.

See "— Significant Developments — DIP Facility" for additional information.

Contracts

In July 2022, Energean Israel Ltd. exercised an option to deploy the Arendal Spirit UMS for 32 additional days.

In June 2022, Equinor exercised a one-year extension option for the Randgrid FSO. The firm contract is effective until October 2023.

In May 2022, the Petrojarl Knarr FPSO ceased production on the Knarr field in the North Sea, after which decommissioning activities related to the field commenced.

Delivery of Shuttle Tanker Newbuildings

In May 2022, our final newbuilding in a series of seven, the shuttle tanker Altera Thule, commenced operations off the East Coast of Canada.

Sales of Vessels

In July 2022, we sold the ALP Ace and ALP Ippon towage vessels for continued use in a non-competing industry for $14 million.

In July 2022, we entered into an agreement to sell the 50% owned vessel, the Navion Gothenburg shuttle tanker for continued use for approximately $25 million (100%). The vessel was delivered to its buyers in August 2022.

In July 2022, we entered into an agreement to sell the Petronordic shuttle tanker for recycling for approximately $7 million. Delivery is expected in September 2022.

In May 2022, we completed the sale of the Petrojarl Varg FPSO unit for $22 million to an energy company for re-use as a production facility as part of a new field development opportunity.

In May 2022, we entered into an agreement to sell the Falcon Spirit FSO for recycling for $10 million. The vessel is expected to be delivered to the buyer in the third quarter of 2022.

COVID-19

During the three and six months ended June 30, 2022, we did not experience any material business interruptions or direct material financial impact as a result of the COVID-19 pandemic. We continue to focus on the safety of our operations and have introduced a number of proactive measures to protect the health and safety of our crews on our vessels as well as at onshore locations. A majority of our revenues are secured under medium-to-long-term contracts that we do not expect will be materially affected by any short-term volatility in oil prices. We continue to closely monitor counterparty risk associated with our vessels under contract and seek to mitigate any potential impact on the business.

The extent to which COVID-19 may impact our results of operations and financial condition, including any possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus or its variants, vaccination rates and the effectiveness of vaccines, pandemic-related restrictions and other actions to contain or treat its impact, among others. Accordingly, an estimate of the future impact cannot be made at this time.

The Invasion of Ukraine by Russia

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, and other countries announced sanctions against Russia. While it is difficult to anticipate the potential for any indirect impact the sanctions announced to date may have on our business and us, any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, including restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand, which could have a material adverse impact on our business, results of operations and financial condition. We have no operations or contracts with counterparties in Ukraine, Belarus, or Russia and did not experience any material impact from the invasion on our financial results as at June 30, 2022. We intend to continue to monitor the situation and review our critical estimates and judgments as circumstances evolve.

Results of Operations

The following tables present our consolidated operating results, and certain results for our five operating segments and two business segments (three months ended June 30, 2021 - five operating segments and one business segment), for the three months ended June 30, 2022 and 2021.

Please note that our interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss), other income (expenses) and income tax expense (benefit) are not allocated to individual segments, as these are managed on an overall basis for us.

(in thousands of U.S. Dollars)	Three Months Ended June 30, 2022
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations	Total
IFRS:
Revenues	103,793	152,219	18,569	7,209	18,818	—	(4,374)	296,234
Direct operating costs	(56,945)	(77,028)	(6,911)	(10,396)	(14,355)	(29)	(5,418)	(171,082)
General and administrative expenses (1)	(9,182)	(6,068)	(1,093)	(753)	(814)	(649)	6,424	(12,135)
Depreciation and amortization	(16,285)	(42,105)	(5,704)	(570)	(4,650)	—	(836)	(70,150)
Interest expense	—	—	—	—	—	—	—	(59,490)
Interest income	—	—	—	—	—	—	—	355
Equity-accounted income (loss)	9,826	—	—	—	—	—	—	9,826
Impairment expense, net	(31,915)	(4,960)	—	—	(1,165)	—	—	(38,040)
Gain (loss) on dispositions, net	15,700	—	—	—	—	—	—	15,700
Realized and unrealized gain (loss) on derivative instruments	—	—	—	—	—	—	—	(3,108)
Foreign currency exchange gain (loss)	—	—	—	—	—	—	—	630
Other income (expenses), net	—	—	—	—	—	—	—	(8,795)
Income (loss) before income tax __(expense) benefit								(40,055)
Income tax (expense) benefit
Current	—	—	—	—	—	—	—	66
Net income (loss)								(39,989)

Non-IFRS:
Adjusted EBITDA (2)	53,424	69,494	10,565	(3,940)	3,649	(678)	(3,368)	129,146

(in thousands of U.S. Dollars)	Three Months Ended June 30, 2021
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
IFRS:
Revenues	110,615	125,492	19,122	222	13,168	(1,684)	266,935
Direct operating costs	(79,751)	(60,722)	(7,768)	(937)	(14,017)	(6,742)	(169,937)
General and administrative expenses (1)	(6,335)	(7,820)	(1,767)	(912)	(508)	8,391	(8,951)
Depreciation and amortization	(23,883)	(45,661)	(6,353)	(561)	(4,383)	(719)	(81,560)
Interest expense	—	—	—	—	—	—	(49,475)
Interest income	—	—	—	—	—	—	21
Equity-accounted income (loss)	10,229	—	—	—	—	—	10,229
Gain (loss) on dispositions, net	—	2,248	6,859	—	—	—	9,107
Realized and unrealized gain (loss) on derivative instruments	—	—	—	—	—	—	(1,513)
Foreign currency exchange gain (loss)	—	—	—	—	—	—	(302)
Other income (expenses), net	—	—	—	—	—	—	(1,831)
Income (loss) before income tax (expense) benefit							(27,277)
Income tax (expense) benefit
Current	—	—	—	—	—	—	(1,211)
Net income (loss)							(28,488)

Non-IFRS:
Adjusted EBITDA (2)	45,364	57,662	9,587	(1,627)	(1,357)	(34)	109,595
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)These operating segments are regularly reviewed by our chief operating decision maker (CODM) for the purpose of allocating resources to the segments and to assess their respective performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is defined in this report under the heading "Non-IFRS Measures." Adjusted EBITDA is also used by external users of our consolidated financial statements, such as investors and our controlling unitholder.

Revenues

Revenues increased to $296 million, from $267 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to increases in our shuttle, UMS and towage segments, partially offset by a decrease in our FPSO segment, as described below:

FPSO Segment

Revenues decreased in our FPSO segment to $104 million, from $111 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to:
•a decrease of $19 million primarily due to changes in rates received on the Petrojarl Knarr FPSO unit during the three months ended June 30, 2022 and the end of production in May 2022;
•a decrease of $11 million due to reduced activity on the Petrojarl Foinaven FPSO unit as it's no longer in production; and
•a decrease of $4 million due to decommissioning work performed on the Voyageur Spirit FPSO unit during the three months ended June 30, 2021;
partially offset by
•an increase of $21 million due to higher uptime and oil price incentive revenues for the Petrojarl I FPSO unit during the three months ended June 30, 2022; and
•an increase of $7 million due to the Rosebank Front-End Engineering and Design study (or the Rosebank FEED study) commencing during the three months ended June 30, 2022.

Shuttle Tanker Segment

Revenues increased in our shuttle tanker segment to $152 million, from $125 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to:
•an increase of $20 million due to reimbursable bunker purchases for the three months ended June 30, 2022 (offset in direct operating costs below);
•an increase of $7 million due to a stronger conventional tanker spot market and the Navion Gothenburg shuttle tanker being in full operation for the three months ended June 30, 2022;
•an increase of $3 million due to the Altera Thule shuttle tanker being on contract from May 2022; and
•an increase of $3 million due to fewer offhire days during the three months ended June 30, 2022;

partially offset by
•a decrease of $5 million due to lower utilization in the CoA fleet during the three months ended June 30, 2022; and
•a decrease of $2 million due to the redelivery to us of the Navion Stavanger shuttle tanker in 2021.
Towage Segment

Revenues increased in our towage segment to $19 million, from $13 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to:
•an increase of $3 million due to increased average day rates and higher utilization for the three months ended June 30, 2022; and
•an increase of $3 million due to internal towage revenue generated during the three months ended June 30, 2022 (offset in the corporate segment/eliminations below).

UMS Segment

Revenues increased in our UMS segment to $7 million, from $nil, for the three months ended June 30, 2022, compared to the same period last year, primarily due to the Arendal Spirit UMS unit commencing operation on a new time charter contract in May 2022.

Corporate Segment/Eliminations
Revenue eliminations increased in our Corporate Segment/Elimination to $4 million, from $2 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to $4 million in eliminations related to the internal tow of the Arendal Spirit UMS during the three months ended June 30, 2022, compared to $2 million in eliminations related to the internal tow of the Petrojarl Foinaven FPSO unit during the three months ended June 30, 2021 (offset in the towage segment above).

Direct Operating Costs

Direct operating costs decreased to $171 million, from $170 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to decreased operating costs in our FPSO segment, partially offset by increased operating costs in our shuttle tanker, UMS, corporate and towage segments, as described below:

FPSO Segment

Direct operating costs decreased in our FPSO segment to $57 million, from $80 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to:
•a decrease of $10 million due to the Petrojarl Foinaven FPSO unit no longer being in production;
•a decrease of $5 million due to decommissiong activities on the Piranema Spirit FPSO unit during the three months ended June 30, 2021, compared to the vessel being in lay-up during the three months ended June 30, 2022;
•a decrease of $5 million due to lower onshore compensation for the three months ended June 30, 2022;
•a decrease of $3 million primarily due to demobilization activities on the Voyageur Spirit FPSO unit during the three months ended June 30, 2021, compared to the vessel being in lay-up during the three months ended June 30, 2022;
•a decrease of $2 million due to lower cost related to various concept studies for clients during the three months ended June 30, 2022;
•a decrease of $2 million due to the Petrojarl Knarr FPSO unit ending production during the three months ended June 30, 2022; and
•a decrease of $2 million due to internal towage costs on the Petrojarl Foinaven FPSO unit in three months ended June 30, 2021 (offset in the corporate/eliminations segment);
partially offset by
•an increase of $7 million due to the Rosebank FEED study commencing in 2022.

Shuttle Tanker Segment

Direct operating costs increased in our shuttle tanker segment to $77 million, from $61 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to:
•an increase of $20 million due to reimbursable bunker purchases during the three months ended June 30, 2022 (offset in revenue above); and
•an increase of $5 million due to the Navion Gothenburg shuttle tanker being in full operation during the three months ended June 30, 2022;
partially offset by
•a decrease of $4 million due to various vessels leaving and entering the fleet during the three months ended June 30, 2022;
•a decrease of $2 million due to vessels being in lay-up during the three months ended June 30, 2021; and
•a decrease of $2 million due to increased spot-in chartered days and other miscellaneous revenues.

UMS Segment

Direct operating costs increased in our UMS segment to $10 million, from $1 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to:
•an increase of $4 million for towage services of the Arendal Spirit UMS unit during the three months ended June 30, 2022 (offset in the corporate segment/eliminations); and
•an increase of $4 million in mobilization costs for the three months ended June 30, 2022.

General and Administrative Expenses

General and administrative expenses increased to $12 million, from $9 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to increased legal and consulting fees.

Depreciation and Amortization

Depreciation and amortization expense decreased to $70 million, from $82 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to decreases in our FPSO and shuttle tanker segments, as described below:

FPSO Segment

Depreciation and amortization expense decreased in our FPSO segment to $16 million, from $24 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to a $5 million decrease due to the full depreciation of a component of the Petrojarl Knarr FPSO unit in 2021 and $2 million due to write downs performed in 2021.

Shuttle Tanker Segment

Depreciation and amortization expense decreased in our shuttle tanker segment to $42 million, from $46 million, for the three months ended June 30, 2022, compared to same period last year, primarily due to $5 million arising from the Navion Stavanger shuttle tanker being sold during the three months ended June 30, 2021, partially offset by $2 million due to the reassessment of residual values during the three months ended June 30, 2022, as a result of high steel prices.

Interest Expense

Interest expense, net increased to $59 million, from $49 million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to increased interest rates on our outstanding related party borrowings with Brookfield.

Impairment Expense, Net

Impairment expense, net was $38 million for the three months ended June 30, 2022, compared to $nil for the same period last year, primarily due to impairment expenses recorded in our FPSO, shuttle tanker and towage segments for the three months ended June 30, 2022, as described below:

FPSO Segment

Impairment expense, net in our FPSO segment was $32 million for the three months ended June 30, 2022, due to a $19 million impairment of the Petrojarl Knarr FPSO and a $13 million impairment of the Petrojarl I FPSO, both due to a change in the expected earnings of the vessel.

Shuttle Tanker Segment

Impairment expense, net in our shuttle tanker segment was $5 million for the three months ended June 30, 2022, due to a $5 million impairment of the Petronordic shuttle tanker due to the expected sale of the vessel.

Towage Segment

Impairment expense, net in our towage segment was $1 million for the three months ended June 30, 2022, due to the impairments of the ALP Ace and ALP Ippon towage vessels due to the expected sale of the vessels.

Gain (Loss) on Dispositions, Net
Gain (loss) on dispositions, net was $16 million for the three months ended June 30, 2022, compared to $9 million for the same period last year, due to gains of $16 million recorded in our FPSO segment as a result of the sale of the Petrojarl Varg FPSO during the three months ended June 30, 2022. During the three months ended June 30, 2021, we recognized gains on vessel dispositions of $2 million and $7 million in the shuttle tanker and FSO segments, respectively.

Realized and Unrealized Gain (Loss) on Derivative Instruments

Net realized and unrealized gain (loss) on derivative instruments was $3 million for the three and six months ended June 30, 2022, compared to $2 million for the same period last year and were comprised of the following:

	Three Months Ended June 30,
	2022	2021
	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	1,798	(4,935)
Foreign currency forward contracts	(908)	2,472
	890	(2,463)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	(732)	3,308
Foreign currency forward contracts	(3,266)	(2,358)
	(3,998)	950
Total realized and unrealized gain (loss) on derivative instruments	(3,108)	(1,513)

During the three months ended June 30, 2022, we recognized realized losses of $nil (three months ended June 30, 2021 - $6 million) as a result of unfavorable swap spreads on certain of our interest rate swaps. Realized losses on our interest rate swaps for the three months ended June 30, 2022, were otherwise consistent with the same period last year. We also recognized unrealized loss on interest rate swaps of $1 million during the three months ended June 30, 2022, compared to unrealized gains of $3 million during the same period last year. The changes between unrealized gains and losses between these periods was primarily due to the termination or amendment of certain of our interest rate swaps during the three months ended June 30, 2022 and 2021, as described above, as well as a decrease in long-term LIBOR benchmark rates on a reduced notional balance during the first quarter of 2022.

During the three months ended June 30, 2022 and 2021, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Krone (or NOK), which resulted in realized gains (losses) of $(1) million and $2 million during the three months ended June 30, 2022 and 2021, respectively. We also recognized unrealized gains (losses) on our foreign currency forward contracts of $(3) million during the three months ended June 30, 2022, compared to $(2) million for the same period last year, mainly due to a more unfavorable forward spread as at June 30, 2022, compared to a less unfavorable spread as at June 30, 2021.

Other income (expenses), net

Other income (expenses), net increased to $(9) million, from $(2) million, for the three months ended June 30, 2022, compared to the same period last year, primarily due to increased financial restructuring costs, due to liability management expenses.

Adjusted EBITDA

Adjusted EBITDA increased to $129 million for the three months ended June 30, 2022, compared to $110 million for the same period last year. This increase was primarily due to higher uptime and revenue from oil price tariffs Petrojarl I FPSO unit, the stronger conventional spot market in the shuttle tanker segment and lower compensation and studies costs in the FPSO segment, partially offset by an absence of revenue from the Petrojarl Knarr FPSO unit going off contract during the three months ended June 30, 2022.

The following tables present our consolidated operating results, and certain results for our five operating segments and two business segments (six months ended June 30, 2021 - five operating segments and one business segment), for the six months ended June 30, 2022 and 2021.

Please note that our interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss), other income (expenses) and income tax expense (benefit) are not allocated to individual segments, as these are managed on an overall basis for us.

(in thousands of U.S. Dollars)	Six Months Ended June 30, 2022
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	New Ventures Segment	Corporate/Eliminations	Total
IFRS:
Revenues	247,947	286,937	35,943	7,209	46,453	185	(4,785)	619,889
Direct operating costs	(116,360)	(141,188)	(12,467)	(11,215)	(32,094)	(142)	(16,822)	(330,288)
General and administrative expenses (1)	(16,124)	(13,082)	(2,252)	(1,694)	(1,720)	(850)	16,884	(18,838)
Depreciation and amortization	(36,008)	(83,598)	(10,503)	(1,132)	(9,129)	—	(1,662)	(142,032)
Interest expense	—	—	—	—	—	—	—	(115,698)
Interest income	—	—	—	—	—	—	—	413
Equity-accounted income (loss)	32,088	—	—	—	—	—	—	32,088
Impairment expense, net	(31,915)	(4,960)	—	—	(1,165)	—	—	(38,040)
Gain (loss) on dispositions, net	15,700	—	—	—	—	—	—	15,700
Realized and unrealized gain (loss) on derivative instruments	—	—	—	—	—	—	—	7,123
Foreign currency exchange gain (loss)	—	—	—	—	—	—	—	1,654
Other income (expenses), net	—	—	—	—	—	—	—	(19,629)
Income (loss) before income tax (expense) benefit								12,342
Income tax (expense) benefit
Current	—	—	—	—	—	—	—	577
Net income (loss)								12,919

Non-IFRS:
Adjusted EBITDA (2)	152,957	133,084	21,224	(5,700)	12,639	(807)	(4,723)	308,674

(in thousands of U.S. Dollars)	Six Months Ended June 30, 2021
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
IFRS:
Revenues	218,725	263,843	37,789	439	25,551	(6,658)	539,689
Direct operating costs	(150,343)	(123,881)	(17,026)	(1,687)	(28,065)	(10,776)	(331,778)
General and administrative expenses (1)	(15,338)	(13,593)	(3,768)	(2,074)	(1,193)	14,347	(21,619)
Depreciation and amortization	(44,525)	(89,101)	(14,065)	(1,116)	(8,658)	(1,344)	(158,809)
Interest expense	—	—	—	—	—	—	(97,159)
Interest income	—	—	—	—	—	—	49
Equity-accounted income (loss)	29,613	—	—	—	—	—	29,613
Gain (loss) on dispositions, net	—	2,248	6,859	—	—	—	9,107
Realized and unrealized gain (loss) on derivative instruments	—	—	—	—	—	—	12,347
Foreign currency exchange gain (loss)	—	—	—	—	—	—	23
Other income (expenses), net	—	—	—	—	—	—	(1,857)
Income (loss) before income tax (expense) benefit							(20,394)
Income tax (expense) benefit
Current	—	—	—	—	—	—	(2,193)
Net income (loss)							(22,587)

Non-IFRS:
Adjusted EBITDA (2)	98,132	124,856	16,992	(3,322)	(3,707)	(3,086)	229,865
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)These operating segments are regularly reviewed by our chief operating decision maker (CODM) for the purpose of allocating resources to the segments and to assess their respective performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is defined in this report under the heading "Non-IFRS Measures." Adjusted EBITDA is also used by external users of our consolidated financial statements, such as investors and our controlling unitholder.

Revenues

Revenues increased to $620 million, from $540 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to increases in our FPSO, shuttle, UMS and towage segments, as described below:

FPSO Segment

Revenues increased in our FPSO segment to $248 million, from $219 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to:
•an increase of $45 million due to higher uptime and oil price incentive revenues for the Petrojarl I FPSO unit during the six months ended June 30, 2022
•an increase of $16 million due to oil price tariffs for the Petrojarl Knarr FPSO unit during the six months ended June 30, 2022; and
•an increase of $5 million due to various concept studies for clients;
partially offset by
•a decrease of $23 million due to reduced activity on the Petrojarl Foinaven FPSO, as the unit is no longer in production;
•a decrease of $9 million due to the Piranema Spirit FPSO unit completing its contract in April 2021, and being in lay-up since May 2021; and
•a decrease of $6 million due to decommissioning work performed and lay-up costs on the Voyageur Spirit FPSO unit during the six months ended June 30, 2021.

Shuttle Tanker Segment

Revenues increased in our shuttle tanker segment to $287 million, from $264 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to:
•an increase of $21 million due to reimbursable bunker purchases during the first half of 2022 (offset in direct operating costs below);
•an increase of $12 million due to higher rates during the first half of 2022 in the conventional tanker market in which our shuttle tankers occasionally operate and the Navion Gothenburg shuttle tanker being in operation in 2022;
•an increase of $5 million due to the Amundsen Spirit shuttle tanker operating in the East Coast of Canada fleet during the six months ended June 30, 2022;
•an increase of $3 million due to certain vessels entering and leaving the fleet;

•an increase of $3 million due to the Altera Thule shuttle tanker being on contract from May 2022; and
•an increase of $2 million due to reduced off hire days during the first half of 2022;
partially offset by
•a decrease of $12 million due to the termination of the Petrojarl Foinaven CoA contract in May 2021;
•a decrease of $8 million due to compensation for contractual dry-docking obligations not performed by the charterer upon redelivery of the Navion Gothenburg shuttle tanker in the first quarter of 2021; and
•a decrease of $3 million due to the redelivery to us of the Navion Stavanger shuttle tanker during 2021.

UMS Segment

Revenues increased in our UMS segment to $7 million, from $nil, for the six months ended June 30, 2022, compared to the same period last year, primarily due to the Arendal Spirit UMS commencing operation on a new time charter contract in May 2022.

Towage Segment

Revenues increased in our towage segment to $46 million, from $26 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to an increase of $21 million mainly due to higher average day rates and utilization in the towage fleet.

Direct Operating Costs

Direct operating costs decreased to $330 million, from $332 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to decreased operating costs in our FPSO and FSO segments, partially offset by increased operating costs in our shuttle tanker, UMS and corporate/eliminations segments, as described below:

FPSO Segment

Direct operating costs decreased in our FPSO segment to $116 million, from $150 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to:
•a decrease of $20 million due to the Petrojarl Foinaven FPSO unit no longer being in production;
•a decrease of $8 million due to the Piranema Spirit FPSO unit completing its contract in April 2021, and being in lay-up since May 2021;
•a decrease of $5 million due to onshore compensation;
•a decrease of $4 million primarily due to demobilization activities on the Voyageur Spirit FPSO during 2021; and
•a decrease of $4 million due to internal towage services on the Petrojarl Foinaven FPSO in the first quarter of 2021 (offset in corporate segment/eliminations below);
partially offset by
•an increase of $6 million mainly due to the Rosebank FEED Study commencing in 2022; and
•an increase of $4 million due to various concept studies for clients.

Shuttle Tanker Segment

Direct operating costs increased in our shuttle tanker segment to $141 million, from $124 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to:
•an increase of $21 million due to reimbursable bunker purchases during the first half of 2022 (offset in revenue above); and
•an increase of $4 million due to the Navion Gothenburg shuttle tanker being in operation in the conventional tanker market in 2022;
partially offset by
•a decrease of $4 million due to the redelivery to us of the Navion Gothenburg shuttle tanker in the first quarter of 2021;
•a decrease of $3 million due to lay-up costs associated with three vessels in 2021; and
•a decrease of $2 million due to various vessels entering and leaving the fleet.

FSO Segment

Direct operating costs decreased in our FSO segment to $12 million, from $17 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to $3 million of internal towage costs on the Dampier Spirit FSO in the first quarter of 2021 (offset in corporate segment/eliminations below).

UMS Segment

Direct operating costs increased in our UMS segment to $11 million, from $2 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to $5 million due to the towage of the Arendal Spirit UMS to Cyprus (offset in corporate segment/eliminations below) and $4 million due to the amortization of mobilization cost that commenced in May 2022.

Corporate Segment/Eliminations

Direct operating costs increased in our corporate segment to $17 million, from $11 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to a $5 million increase in corporate compensation bonuses.

Depreciation and Amortization

Depreciation and amortization expense decreased to $142 million, from $159 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to decreases in our FPSO and shuttle tanker segments, as described below:

FPSO Segment

Depreciation and amortization expense decreased in our FPSO segment to $36 million, from $45 million, for the six months ended June 30, 2022, compared to same period last year, primarily due to a $6 million decrease due to the ful depreciation of a component of the Petrojarl Knarr FPSO unit in 2021 and a $3 million decrease due to vessels being written down during 2021.

Shuttle Tanker Segment

Depreciation and amortization expense decreased in our shuttle tanker segment to $84 million, from $89 million, for the six months ended June 30, 2022, compared to same period last year, primarily due to a $6 million decrease due to vessels leaving and entering the fleet.

Interest Expense, net

Interest expense, net increased to $116 million, from $97 million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to increased interest rates on our outstanding related party borrowings with Brookfield.

Impairment Expense, Net

Impairment expense, net was $38 million for the six months ended June 30, 2022, compared to $nil for the same period last year, primarily due to impairment expenses recorded in our FPSO, shuttle tanker and towage segments for the six months ended June 30, 2022, as described below:

FPSO Segment

Impairment expense, net in our FPSO segment was $32 million for the six months ended June 30, 2022, due to a $19 million impairment of the Petrojarl Knarr FPSO and a $13 million impairment of the Petrojarl I FPSO, both due to a change in the expected earnings of the vessel.

Shuttle Tanker Segment

Impairment expense, net in our shuttle tanker segment was $5 million for the six months ended June 30, 2022, due to impairment of the Petronordic shuttle tanker due to the expected sale of the vessel.

Towage Segment

Impairment expense, net in our towage segment was $1 million for the six months ended June 30, 2022, due to the impairments of the ALP Ace and ALP Ippon towage vessels due to the expected sale of the vessels.

Gain (Loss) on Dispositions, Net

Gain (loss) on dispositions, net was $16 million for the six months ended June 30, 2022, compared to $9 million for the same period last year, due to gains of $16 million recorded in our FPSO segment as a result of the sale of the Petrojarl Varg FPSO during the six months ended June 30, 2022. During the six months ended June 30, 2021, we recognized gains on dispositions of $2 million and $7 million in the shuttle tanker and FSO segments, respectively.

Realized and Unrealized Gain (Loss) on Derivative Instruments

Net realized and unrealized gain (loss) on derivative instruments was $7 million for the six months ended June 30, 2022, compared to $12 million for the same period last year and were comprised of the following:

	Six Months Ended June 30,
	2022	2021
	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(13,024)	(156,870)
Foreign currency forward contracts	(1,228)	6,010
	(14,252)	(150,860)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	23,978	168,876
Foreign currency forward contracts	(2,603)	(5,669)
	21,375	163,207
Total realized and unrealized gain (loss) on derivative instruments	7,123	12,347

During the six months ended June 30, 2022, we recognized realized losses of $12 million (six months ended June 30, 2021 - $146 million) on our interest rate swaps as a result of the termination or amendment of certain of our interest rate swaps, and $3 million (six months ended June 30, 2021 - $11 million) as a result of unfavorable swap spreads on certain of our interest rate swaps. Realized losses on our interest rate swaps for the six months ended June 30, 2022, were otherwise consistent with the same period last year. We also recognized unrealized gains on interest rate swaps of $24 million during the six months ended June 30, 2022, compared to unrealized gains of $169 million during the same period last year. The changes between unrealized gains and losses between these periods was primarily due to the termination or amendment of certain of our interest rate swaps during the six months ended June 30, 2022 and 2021, as described above, as well as an increase in long-term LIBOR benchmark rates on a reduced notional balance during the first half of 2022.

During the six months ended June 30, 2022 and 2021, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Krone (or NOK) and Euros, which resulted in realized gains (losses) of $(1) million and $6 million during the six months ended June 30, 2022 and 2021, respectively. We also recognized unrealized losses on our foreign currency forward contracts of $3 million during the six months ended June 30, 2022, compared to $6 million for the same period last year, mainly due to an unfavorable forward spread as at June 30, 2022, compared to a more unfavorable forward spread as at June 30, 2021.

Other income (expenses), net

Other income (expenses), net increased to $(20) million, from $(2) million, for the six months ended June 30, 2022, compared to the same period last year, primarily due to increased financial restructuring costs, due to liability management expenses.

Adjusted EBITDA

Adjusted EBITDA increased to $309 million for the six months ended June 30, 2022, compared to $230 million for the same period last year. This increase was primarily due to the increases in revenue in our FPSO, shuttle, UMS and towage segments, as described above. Adjusted EBITDA is a non-IFRS financial measure. Please refer to "Non-IFRS Financial Measures" below for definitions of this measure and for the reconciliations of this measure with the most directly comparable financial measure calculated and presented in accordance with IFRS.

Non-IFRS Financial Measures

To supplement the unaudited interim condensed consolidated financial statements, we use Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of our performance. Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) benefit, and depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of our core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as we, in assessing our performance, view these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; equity-accounted income (loss) and other income (expense), net. Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.

Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of our performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. This non-IFRS measure is used by our management, and we believe that this supplementary metric assists investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

The following table reconciles Adjusted EBITDA to net income (loss) for the three and six months ended June 30, 2022 and 2021:

(in thousands of U.S. Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net income (loss)	(39,989)	(28,488)	12,919	(28,488)
Less:
Depreciation and amortization	(70,150)	(81,560)	(142,032)	(158,809)
Interest expense	(59,490)	(49,475)	(115,698)	(97,159)
Interest income	355	21	413	49
Income tax (expense) benefit
Current	66	(1,211)	577	(2,193)
	89,230	103,737	269,659	229,624
Less:
Equity-accounted income (loss)	9,826	10,229	32,088	29,613
Impairment expense, net	(38,040)	—	(38,040)	—
Gain (loss) on dispositions, net	15,700	9,107	15,700	9,107
Realized and unrealized gain (loss) on derivative instruments	(3,108)	(1,513)	7,123	12,347
Foreign currency exchange gain (loss)	630	(302)	1,654	23
Other income (expenses), net	(8,795)	(1,831)	(19,629)	(1,857)
Adjusted EBITDA attributable to non-controlling interests (2)	(371)	(713)	(417)	1,515
Add:
Adjusted EBITDA from equity-accounted investments (1)	15,758	20,835	37,494	45,088
Adjusted EBITDA	129,146	109,595	308,674	223,964

(1)Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity-accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Equity-accounted income (loss)	9,826	10,229	32,088	29,613
Less:
Depreciation and amortization	(6,823)	(7,551)	(13,951)	(15,116)
Interest expense, net	(1,481)	(1,932)	(2,594)	(4,000)
Income tax (expense) benefit
Current	—	21	(36)	(26)
	18,130	19,691	48,669	48,755
Less:
Realized and unrealized gain (loss) on derivative instruments	2,939	(2,005)	11,052	3,522
Foreign currency exchange gain (loss)	(567)	861	123	145
Adjusted EBITDA from equity-accounted investments	15,758	20,835	37,494	45,088

(1)Adjusted EBITDA attributable to non-controlling interests, which is a non-IFRS financial measure and should not be considered as an alternative to net income (loss) attributable to non-controlling interests in subsidiaries or any other measure of financial performance presented in accordance with IFRS, represents the non-controlling interests' proportionate share of Adjusted EBITDA (as defined above) from our consolidated joint ventures. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA attributable to non-controlling interests is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net income (loss) attributable to non-controlling interests in subsidiaries	(1,238)	(2,141)	(1,967)	(3,816)
Less:
Depreciation and amortization	(808)	(1,504)	(1,503)	(5,278)
Interest expense	4	(123)	4	(261)
Interest income	1	—	1	2
Other income/expense	(9)	168	(9)	168
	(426)	(682)	(460)	1,553
Less:
Foreign currency exchange gain (loss)	(55)	31	(43)	38
Adjusted EBITDA attributable to non-controlling interests	(371)	(713)	(417)	1,515

Liquidity and Capital Resources

Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities and refinancing existing borrowings. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements.

The following table presents our liquidity as at June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
	$	$
Cash and cash equivalents	185,561	190,942
Total liquidity (1)	185,561	190,942
Working capital surplus (deficit)	(575,057)	(231,386)
(1)Defined as Cash and cash equivalents (excluding Cash deposits with third-party restrictions).

The increase in the working capital deficit was primarily due to a $493 million increase in scheduled maturities and repayments of outstanding borrowings during the 12 months ending June 30, 2023, which were classified as current as at June 30, 2022, partially offset by a $55 million decrease in accounts payable and other, a $47 million increase in vessels and equipment classified as held for sale and a $40 million increase in Cash deposits with third-party restrictions.

The primary short-term liquidity needs for the next twelve months are to pay the significant professional fees and other costs of the Chapter 11 Cases of the Altera Chapter 11 Parties, committed capital expenditures, to make scheduled repayments of borrowings and related interest rate swaps, to pay debt service costs, to pay operating expenses and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit. Our long-term liquidity needs are to pursue additional growth projects. We have suspended the payment of quarterly cash distributions on our Preferred Units, which units we expect will be cancelled in connection with the Chapter 11 Cases pursuant to the terms of the Restructuring Support Agreement.

As at June 30, 2022, our interest-bearing obligations include bonds, commercial bank debt, a senior secured PIK note provided by Brookfield, an unsecured PIK note provided by Brookfield, a secured revolving credit facility provided by Brookfield and obligations related to leases. The contractual payments relating to these obligations for the next twelve months are $930 million, and $3 billion thereafter. Refer to Item 1 – Financial Statements: Note 2b) - Significant Accounting Policies - Chapter 11 Cases and Going Concern, Note 11 - Borrowings, Note 12 - Related Party Transactions and Note 10 - Other Financial Liabilities for terms upon which future interest payments are determined.

As at June 30, 2022, our other financial liabilities include interest rate swaps and foreign currency forward contracts. The contractual payments relating these obligations for the next twelve months are $54 million. Refer to Item 1 – Financial statements: Note 10 - Other Financial Liabilities for a summary of the terms of our derivative instruments which economically hedge certain of our floating rate interest-bearing obligations.

As at June 30, 2022, our contractual obligation relating to lease liabilities consists of the undiscounted contractual maturities of our lease liabilities. The contractual payments relating to these obligations for the next twelve months are $7 million, and $9 million thereafter.

Our estimated dry dock expenditures for the next twelve months are $19 million, and $379 million thereafter.

Through the period ended June 30, 2022, Altera Infrastructure L.P. and certain of the other Altera Chapter 11 Parties engaged with certain of their respective asset level secured lenders within our FPSO, FSO, Towage, and UMS segments to better align the terms of such debt with expected cash-flows from the applicable segment and with Brookfield as secured lender to address its secured debt, and engaged with the unsecured corporate level lenders to address the unsecured debt of Altera Infrastructure L.P.. As part of this engagement, Altera Infrastructure L.P. and certain of its subsidiaries entered into extension agreements with certain of their respective lenders to defer certain required payments until August 12, 2022. Furthermore, in July 2022, we opted not to make the interest payment due on July 15, 2022 for the 8.50% Senior Notes with a principal amount outstanding of $276 million, and elected to enter into a 30-day grace period for this interest payment, which ended on August 15, 2022.

The Altera Chapter 11 Parties commenced the prearranged Chapter 11 Cases on August 12, 2022, which constituted an event of default under the Debt Instruments of the Altera Chapter 11 Parties (which excludes any debt agreements with respect to the Shuttle Tanker segment, to our joint ventures and to certain other subsidiaries).

As a result of the Chapter 11 Cases subsequent to June 30, 2022, the principal and interest due under the Altera Chapter 11 Parties’ Debt Instruments became immediately due and payable. The Altera Chapter 11 Parties believe that any efforts to enforce the financial obligations under the Debt Instruments are stayed as a result of the filing of the Chapter 11 Cases in the Bankruptcy Court.

Primarily as a result of the Chapter 11 Cases subsequent to June 30, 2022, the working capital deficit and committed capital expenditures, the Altera Chapter 11 Parties will need to obtain additional sources of financing during the pendency of and following the Chapter 11 Cases to continue to operate the business of the Altera Chapter 11 Parties. We expect that the Shuttle Tanker segment and the management and operations of the joint ventures and certain other subsidiaries will continue to be funded in the ordinary course.

On August 13, 2022, IntermediateCo, the Altera Chapter 11 Parties and certain of their subsidiaries entered into the DIP Facility, pursuant to which, and subject to satisfaction of certain customary conditions, including the approval of the Bankruptcy Court, the DIP Lenders have agreed to provide IntermediateCo with a senior secured superpriority debtor-in-possession term loan credit facility in a principal amount of new money equal to $50,000,000 (before giving effect to the attendant commitment fee) plus the roll-up of $20,000,000 in loans under the IntermediateCo RCF. The proceeds of the DIP Facility will primarily be used to fund the Altera Chapter 11 Parties’ working capital needs as debtors in the Chapter 11 Cases and to pay certain enumerated professional fees and expenses pursuant to the Chapter 11 Cases.

On August 16, 2022, the Bankruptcy Court issued an interim order approving the DIP Facility, and shortly thereafter, the Altera Chapter 11 Parties obtained the $25 million interim draw thereunder to facilitate a smooth transition into Chapter 11 and to continue ordinary course operations. .

As at June 30, 2022, we had total borrowings outstanding of $2,447 million compared to $2,496 million as at December 31, 2021 and as at June 30, 2022, we were in compliance with all covenants relating to our consolidated borrowings, except as described in Notes 2b) and 11. Our borrowings consist of the following:

	June 30, 2022	December 31, 2021
	$	$
U.S. Dollar Revolving Credit Facilities	275,826	308,887
U.S. Dollar Term Loans	1,281,091	1,282,848
U.S. Dollar Bonds	725,194	725,072
U.S. Dollar Non-Public Bonds	164,880	179,462
Total principal	2,446,991	2,496,269

The table below outlines our consolidated net debt to capitalization as at June 30, 2022 and December 31, 2021; net debt is a non-IFRS measure:

	June 30, 2022	December 31, 2021
	$	$
Borrowings	2,420,540	2,464,027
Obligations relating to leases	193,607	199,108
Due to related parties	853,986	797,432
Less:
Cash and cash equivalents	185,561	190,942
Cash deposits with third-party restrictions	98,205	58,566
Restricted cash	10,062	6,249
Net debt	3,174,305	3,204,810
Total equity	115,919	100,678
Total equity and net debt	3,290,224	3,305,488
Net debt to capitalization ratio	96.5%	97.0%

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Six months ended June 30,
	2022	2021
	$	$
Net operating cash flow	158,209	60,906
Net financing cash flow	(51,144)	18,970
Net investing cash flow	(71,664)	(65,035)

Operating Cash Flows

Net cash flow from operating activities increased to a cash inflow of $158 million for the six months ended June 30, 2022, compared to an inflow of $61 million for the same period last year, primarily due to a decrease to $21 million in unrealized losses on interest rate swaps during the six months ended June 30, 2022, compared to $163 million during the same period last year, which was a result of the termination or partial termination of certain interest rate swaps and an increase in long-term LIBOR benchmark rates on a reduced notional balance during the six months ended June 30, 2022, and a $36 million increase in our net income for the period. This was partially offset by changes in non-cash working capital items which provided for a shortfall of $21 million for the six months ended June 30, 2022, compared to a contribution of $79 million for the six months ended June 30, 2021. The decrease in non-cash working capital items for the six months ended June 30, 2022, compared to the same period last year is primarily due to the timing of payments received from customers and made to vendors.

Net cash flow from operating activities also increased for the six months ended June 30, 2022, compared to the same period last year, due to an increase in revenues and a slight decrease in direct operating costs. Refer to "Results of Operations" above.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from borrowings, net of financing costs, were $63 million for the six months ended June 30, 2022, and $74 million for the same period last year.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of our borrowings were $113 million for the six months ended June 30, 2022, compared to $196 million for the same period last year. The decrease in repayments is mainly due to the reduced amount of long term borrowings outstanding as of June 30, 2022, compared to June 30, 2021 as well as the impact of extension agreements entered into with certain of our lenders. See Note 2b) for additional information.

Our proceeds from borrowings, net of financing costs and scheduled repayments, related to the sale and leaseback of vessels, were $(6) million and $65 million for the six months ended June 30, 2022 and 2021, respectively. The gross proceeds received during the six months ended June 30, 2021 were used to fund installment payments on certain of the shuttle tanker newbuildings.

During the six month ended June 30, 2022, we entered into one unsecured credit facility with Brookfield which provided for total borrowings of up to $32 million. During the six months ended June 30, 2022, we drew down $32 million and prepaid $22 million related to this facility. As at June 30, 2021, we had three unsecured revolving credit facilities with Brookfield which provided for total borrowings of up to $325 million. During the six months ended June 30, 2021, we drew down $130 million and prepaid $30 million related to these credit facilities.

Lease payments on our vessel in-charter leases and office leases were $9 million and $7 million for the six months ended June 30, 2022 and 2021, respectively.

Cash distributions paid to our preferred unitholders were $nil for the six months ended June 30, 2022, and $16 million for the six months ended June 30, 2021. Refer to Item 1 - Financial Statements: Note 16 - Distributions for additional information.

Investing Cash Flows

During the six months ended June 30, 2022, net cash flow used for investing activities was $72 million, primarily related to $87 million for additions to vessels and equipment, including installment payments for the delivery of one shuttle tanker newbuilding, proceeds of $22 million from the sale of Petrojarl Varg and a $4 million decrease in restricted cash due to cash sweep requirements under a previously amended third-party loan agreement.

During the six months ended June 30, 2021, net cash flow used for investing activities was $65 million, primarily relating to $169 million for additions to vessels and equipment, including installment payments for the delivery of two shuttle tanker newbuildings, partially offset by a $77 million decrease in restricted cash, primarily related to a $74 million reduction to amounts held in escrow for the final installment payment for one shuttle tanker newbuilding, and proceeds of $29 million from the sales of the Navion Oceania, Navion Oslo and Stena Natalita shuttle tankers and the Dampier Spirit and Apollo Spirit FSO units.

Critical Accounting Estimates

The preparation of financial statements requires us to make critical judgments, estimates and assumptions in the application of our accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Our management reviews our accounting policies, critical judgments, estimates and assumptions on a regular basis. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For further information on our material accounting policies, critical accounting judgments and estimates see Part I, Item 18 - Financial Statements: Note 2v. - Critical accounting judgments and key sources of estimation uncertainty and Part I, Item 5B. Liquidity and Capital Resources - Critical Accounting Estimates in our Annual Report on Form 20-F for the year ended December 31, 2021.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our direct exposure to market risk results from fluctuations in interest rates foreign currency exchange rates and commodity prices. There have been no material changes to our market risks as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021.

ITEM 4 - CONTROLS AND PROCEDURES

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the U.S. Securities and Exchange Act of 1934, as amended) that occurred during the six months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the impact of active negotiations, contingency planning efforts, rulings and outcomes with respect to a comprehensive restructuring of the debt of the Altera Chapter 11 Parties under the Chapter 11 Cases, the outcome of which is uncertain;
•our ability to maintain relationships with suppliers, customers, employees and other third parties during the Chapter 11 Cases and following the emergence of the Altera Chapter 11 Parties;
•the ability of the Altera Chapter 11 Parties to maintain and obtain adequate financing to support their business plans during and post-emergence from the Chapter 11 Cases;
•the ability of the Altera Chapter 11 Parties to satisfy the conditions and achieve the milestones in the Restructuring Support Agreement;
•the length of time that the Altera Chapter 11 Parties will operate under Chapter 11 protection;
•risks associated with third-party motions in the Chapter 11 Cases that may interfere with the solicitation and ability to confirm and consummate a plan of reorganization;
•our future growth prospects, business strategy and other plans and objectives for future operations, including with respect to the Altera Chapter 11 Parties during the pendency of the Chapter 11 Cases and to the Shuttle Tanker segment and our joint ventures and certain other subsidiaries that have not commenced cases under Chapter 11;
•future capital expenditures and availability of capital resources to fund capital expenditures;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;
•our ability to: enter into new debt facilities; fund capital expenditures; sell certain assets; pursue growth projects; negotiate extensions or redeployments of existing assets; increase equity; increase our fleet utilization; optimize working capital; and take other related actions;
•our continued ability to enter into fixed-rate time charters and FPSO contracts with customers;
•the expected employment of our shuttle tanker newbuildings, including commencement of its charter;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;
•the valuation of goodwill and potential impairment;
•our compliance or ability to comply with covenants under our credit facilities and leases;
•the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•our hedging activities relating to foreign exchange and interest rate;
•our exposure to foreign currency fluctuations, particularly in Norwegian Krone, Brazilian Real, British Pound and Euro;
•unexpected changes in business conditions, governmental changes, health epidemics (including the COVID-19 pandemic), geopolitical developments (including the invasion of Ukraine by Russia) and other factors beyond our control that could have a material and adverse effect on our business, financial condition and operating results;
•the extent of the disruption to and/or adverse impact on our business, operating results and financial condition as a result of the COVID-19 pandemic and/or the invasion of Ukraine by Russia; and
•the extent of any impact from an accelerated energy transition driven by climate change.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for oil and offshore oil transportation, production and storage services; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; our potential inability to fund our liquidity needs for the upcoming one-year period from June 30, 2022, to raise financing to refinance debt, fund existing projects or capital expenditures; our cash flows and levels of available cash, including from the DIP Facility with respect to the Altera Chapter 11 Parties; the length of the Chapter 11 Cases and outcome of the Restructuring pursuant to the Restructuring Support Agreement or any alternative plan of reorganization; the outcome of discussions or legal action with third parties relating to existing or potential claims; our exposure to interest rate and foreign currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; the duration and scope of the COVID-19 pandemic and the severity of COVID variants; the duration and effects of Russia's invasion of Ukraine; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2021. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
June 30, 2022
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings

Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Please read Part III, Item 18. – Financial Statements: Note 16 – Provisions and Contingencies in our Annual Report on Form 20-F for the year ended December 31, 2021 and Item 1 - Financial Statements: Note 9 - Accounts Payable and Other in this Report on Form 6-K for a description of certain claims made against us.

On the Petition Date, the Altera Chapter 11 Parties filed the Chapter 11 Cases seeking relief under the Bankruptcy Code. Pursuant to Section 362 of the Bankruptcy Code, the filing of the prearranged Chapter 11 Cases automatically stayed most actions against or on behalf of the Altera Chapter 11 Parties, including actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Altera Chapter 11 Parties’ property. Subject to certain exceptions under the Bankruptcy Code, the filing of the Altera Chapter 11 Parties’ Chapter 11 Cases also automatically stayed the continuation of most legal proceedings or the filing of other actions against or on behalf of the Altera Chapter 11 Parties or their property to recover on, collect or secure a claim arising prior to the Petition Date or to exercise control over property of the Altera Chapter 11 Parties’ bankruptcy estates, unless and until the Bankruptcy Court modifies or lifts the automatic stay as to any such claim. Notwithstanding the general application of the automatic stay described above, governmental authorities may determine to continue actions brought under their police and regulatory powers.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3 - Key Information - D. Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2021, which could materially affect our business, financial condition or results of operations and the price and value of our securities.

The Altera Chapter 11 Parties have filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and we are subject to the risks and uncertainties associated with such bankruptcy proceedings.

On the Petition Date, the Altera Chapter 11 Parties each filed petitions to commence the Chapter 11 Cases pursuant to chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

The Altera Chapter 11 Parties are subject to a number of risks and uncertainties associated with the Chapter 11 Cases, which may lead to potential adverse effects on their liquidity, results of operations or business prospects. We cannot assure you of the outcome of the Chapter 11 Cases. Risks associated with the Chapter 11 Cases include the following:

•the Partnership’s ability to continue as a going concern;
•the ability of the Altera Chapter 11 Parties to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases and the outcomes of bankruptcy court rulings of the proceedings in general;
•the ability of the Altera Chapter 11 Parties to comply with and to operate under the debtor-in-possession financing and cash collateral orders and any cash management orders entered by the Bankruptcy Court;
•the length of time the Altera Chapter 11 Parties will operate under the Chapter 11 Cases and the ability of the Altera Chapter 11 Parties to successfully emerge, including with respect to obtaining any necessary regulatory approvals and to complete certain corporate reorganizations;
•the ability of the Altera Chapter 11 Parties to negotiate, confirm and consummate a plan of reorganization with respect to the Chapter 11 Cases;
•risks associated with the actions and decisions of the creditors, third party motions, proceedings and litigation in the Chapter 11 Cases;
•the ability to maintain sufficient liquidity throughout the Chapter 11 Cases;
•increased costs related to the bankruptcy filing, operating in Chapter 11 and other litigation;
•the ability of third parties to seek and obtain Bankruptcy Court approval to convert the Chapter 11 Cases to Chapter 7 liquidation proceedings;
•the ability of the Altera Chapter 11 Parties to manage contracts that are critical to their operation, and to obtain and maintain appropriate credit and other terms with customers, suppliers and service providers;
•our ability to attract, retain and motivate key employees;
•the ability of the Altera Chapter 11 Parties to obtain sufficient financing to allow the Altera Chapter 11 Parties to emerge from the Chapter 11 Cases and execute our business plan post-emergence;
•the disposition or resolution of all pre-petition claims against us; and
•our ability to maintain our relationships with our suppliers, service providers, customers, employees, and other third parties.

The Chapter 11 Cases limit the flexibility of our management team in running the business of the Altera Chapter 11 Parties and has consumed and will continue to consume a substantial portion of the time and attention of our management team.

While we operate the business of the Altera Chapter 11 Parties as debtors-in-possession under supervision by the Bankruptcy Court, the Altera Chapter 11 Parties are required to obtain the approval of the Bankruptcy Court with respect to their businesses, including activities and transactions that are outside the ordinary course of business. Bankruptcy Court approval of non-ordinary course activities entails preparation and filing of appropriate motions with the Bankruptcy Court, negotiation with various parties-in-interest, including any statutory committees appointed in the Chapter 11 Cases, and one or more hearings. Such committees and parties-in-interest may be heard at any Bankruptcy Court hearing and may raise objections with respect to these motions. This process could delay major transactions and limit the ability of the Altera Chapter 11 Parties to respond quickly to opportunities and events in the marketplace. Furthermore, in the event the Bankruptcy Court does not approve a proposed activity or transaction, the Altera Chapter 11 Parties could be prevented from engaging in activities and transactions that we believe would benefit the Altera Chapter 11 Parties.

Additionally, the terms of the debtor-in-possession financing and cash collateral orders entered by the Bankruptcy Court will limit the ability of the Altera Chapter 11 Parties to undertake certain business initiatives. These limitations may include, among other things, their ability to:

•sell assets outside the normal course of business;
•consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;
•grant liens;
•incur debt for borrowed money outside the ordinary course of business; and
•finance their operations, investments or other capital needs or to engage in other business activities that would be in their interests.

Additionally, while the Chapter 11 Cases continue, our management will be required to spend a significant amount of time and effort focusing on the Chapter 11 Cases instead of focusing exclusively on our business operations. This diversion of attention may have a material adverse effect on the conduct of our business, and, as a result, our financial condition and results of operations, particularly if the Chapter 11 Cases are protracted.

The Chapter 11 Cases and operating under Bankruptcy Court protection for a long period may materially and adversely disrupt or otherwise affect the business and operations of the Altera Chapter 11 Parties as well as the business and operations of the Shuttle Tanker segment, our joint ventures and certain of our other subsidiaries that have not commenced Chapter 11 cases.

We have attempted to minimize the adverse effect of the Chapter 11 Cases on our relationships with our employees, suppliers, customers and other parties. Nonetheless, our relationships with our customers, suppliers and employees may be adversely impacted by negative publicity and our operations could be materially and adversely affected. In addition, the Chapter 11 Cases could negatively affect our ability to attract new employees and retain existing high performing employees or executives, which could materially and adversely affect our operations.

Furthermore, the entities comprising the Shuttle Tanker segment, our joint ventures and certain other subsidiaries have not commenced cases under Chapter 11 of the Bankruptcy Code, but the Chapter 11 Cases may negatively impact their businesses and operations as well.

The Altera Chapter 11 Parties may have insufficient liquidity for their business operations during the Chapter 11 Cases.

Although IntermediateCo, the Altera Chapter 11 Parties and certain of their subsidiaries have entered into the DIP Facility, there can be no assurance that the DIP Facility or the revenue generated by the business operations of the Altera Chapter 11 Parties and cash made available to them under the cash collateral order or otherwise in the restructuring process will be sufficient to fund their operations, especially as we expect to incur substantial professional and other fees related to the Altera Chapter 11 Parties’ Chapter 11 Cases.

In the event that the funds drawn under the DIP Facility and revenue flows and other available cash are not sufficient to meet the liquidity requirements of the Altera Chapter 11 Parties, we may be required to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on terms that are acceptable. If, for one or more reasons, we are unable to obtain such additional financing, we could be required to seek a sale of the Altera Chapter 11 Parties or certain of their material assets or their businesses and assets may be subject to liquidation under Chapter 7 of the Bankruptcy Code, and the Partnership may cease to continue as a going concern.

Any plan of reorganization that the Altera Chapter 11 Parties may implement will be based in large part upon assumptions and analyses they develop. If these assumptions and analyses prove to be incorrect, the plan of reorganization may not be successful in its execution.

Any plan of reorganization that the Altera Chapter 11 Parties may implement could affect both their and our combined capital structure and the ownership, structure and operation of their businesses and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to (i) the ability of the Altera Chapter 11 Parties to substantially change their capital structure, (ii) the ability of the Altera Chapter 11 Parties to restructure their corporate organization, (iii) the ability of the Altera Chapter 11 Parties to obtain adequate liquidity and financing sources, (iv) the ability of the Altera Chapter 11 Parties to maintain customers’ confidence in their viability as continuing entities and to attract and retain sufficient business from them, (v) the ability of the Altera Chapter 11 Parties to retain key employees and (vi) the overall strength and stability of general economic conditions in the global markets. The failure of any of these factors could materially adversely affect the successful reorganization of the Altera Chapter 11 Parties’ businesses.

In addition, any plan of reorganization will rely upon financial projections, including with respect to revenues, EBITDA, net income, debt service and cash flows. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. Accordingly, we expect that the actual financial condition and results of operations of the Altera Chapter 11 Parties will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization that the Altera Chapter 11 Parties may implement will occur or, even if they do occur, that they will have the anticipated effects on them, Altera as a whole, or our other businesses or operations that have not commenced Chapter 11 Cases. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of any plan of reorganization.

As a result of the Chapter 11 Cases, realization of assets and liquidation of liabilities are subject to uncertainty.

While operating under the protection of the Bankruptcy Code, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, the Altera Chapter 11 Parties may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in our consolidated financial statements.

As a result of the Chapter 11 Cases, the historical financial information relating to the Altera Chapter 11 Parties and Altera on a consolidated basis may not be indicative of our future financial performance.

Our capital structure and our corporate structure will likely be altered under any plan of reorganization ultimately confirmed by the Bankruptcy Court. The financial condition and results of operations following the emergence of the Altera Chapter 11 Parties from Chapter 11 Cases may not be comparable to the financial condition and results of operations reflected in their historical financial information or of the historical financial statements of Altera on a consolidated basis. In connection with the Chapter 11 Cases and the development of a plan of reorganization, it is also possible that additional restructuring and related charges may be identified and recorded in future periods. Such charges could be material to the consolidated financial position and results of operations in any given period.

In certain instances, a Chapter 11 case may be converted to a case under Chapter 7 of the Bankruptcy Code.

Upon a showing of cause, the Bankruptcy Court may convert the Chapter 11 Cases to cases under Chapter 7 of the Bankruptcy Code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate the assets of the Altera Chapter 11 Parties for distribution in accordance with the priorities established by the Bankruptcy Code. We believe that liquidation under Chapter 7 would result in significantly smaller distributions being made to the creditors of the Altera Chapter 11 Parties than those provided for in a plan of reorganization because of (1) the likelihood that the assets would have to be sold or otherwise disposed of in a distressed fashion over a short period of time rather than in a controlled manner and as a going concern, (2) additional administrative expenses involved in the appointment of a Chapter 7 trustee, and (3) additional expenses and claims, some of which would be entitled to priority, that would be generated during the liquidation in connection with a cessation of operations.

Trading in the securities of the Altera Chapter 11 Parties during the term of the Chapter 11 Cases is highly speculative and poses substantial risks.

Trading in securities of an issuer in bankruptcy is extremely speculative, and there is a very significant risk that investors will lose all or a substantial portion of their investment. We can provide no assurances of recovery for holders of equity of the Altera Chapter 11 Parties or that a plan will be confirmed and consummated, whether such certain circumstances will arise and the amount of any recoveries. Therefore, it is impossible to predict at this time whether holders of the Altera Chapter 11 Parties’ debt securities or any equity securities will receive any distribution with respect to, or be able to recover any portion of, their investments.

On August 15, 2022, the Partnership received a letter from the NYSE notifying the Partnership that as a result of the Chapter 11 Cases and in accordance with section 802.01D of the NYSE’s Listed Company Manual, the NYSE has determined that the Partnership’s Preferred Units would be delisted from the NYSE, and trading in the Preferred Units was suspended as of August 15, 2022.

The Partnership does not intend to appeal the NYSE’s determination. The Partnership expects that its Preferred Units will be eligible to be quoted on the OTC Pink operated by the OTC Markets Group Inc. if one or more brokers choose to make a market for the Preferred Units. To the extent the Preferred Units are quoted on the OTC Pink, the Partnership expects such market may provide significantly less liquidity than the NYSE, and trading prices of the Preferred Units may decline. However, there can be no assurances regarding any such initial quotation, the existence of a market or trading prices. Due to the risks and uncertainties resulting from the Chapter 11 Cases, trading in the Partnership’s Preferred Units during the pendency of the Chapter 11 Cases poses substantial risks.

Trading prices for the Preferred Units or other securities of the Altera Chapter 11 Parties, to the extent any public market so exists, may bear little or no relationship to actual recovery, if any, by holders thereof during the term of the Chapter 11 Cases.

We caution and urge existing and future investors to carefully consider the significant risks with respect to investments in the securities of the Altera Chapter 11 Parties.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

See "Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Developments — Defaults Resulting from the Commencement of the Chapter 11 Cases" for additional information.

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	Altera Infrastructure GP L.L.C., its general partner

Date: August 31, 2022	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary